Exhibit 2.1

Execution Copy

STOCK PURCHASE AGREEMENT

dated as of November 22, 2011

among

TULIP ACQUISITION CORPORATION,

a Delaware corporation,

SAMSON INVESTMENT COMPANY,

a Nevada corporation,

and

THE SELLING STOCKHOLDERS NAMED HEREIN

i

4.3 Non-Contravention	33
4.4 Required Governmental Consents	33
4.5 Ownership and Transfer of Shares	33
4.6 Litigation	33
4.7 Financial Advisors	33

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER	34

5.1 Organization	34
5.2 Power and Authority; Valid and Binding Agreement	34
5.3 Non-Contravention	34
5.4 Required Government Approvals	35
5.5 Proceedings	35
5.6 Operations of Purchaser	35
5.7 Solvency	35
5.8 Limited Guarantees	35
5.9 Financing	35
5.10 Independent Evaluation	37
5.11 Financial Advisors	38
5.12 Capitalization	38

ARTICLE VI CONDUCT OF BUSINESS PENDING CLOSING	38

6.1 Conduct and Preservation of Business	38
6.2 Restrictions on Certain Actions	39
6.3 Additional Actions	41

ARTICLE VII GULF COAST AND OFFSHORE REORGANIZATION	41
7.1 Corporate Actions	41
7.2 Transfer of Properties to, and Capitalization of, Newco	42
7.3 Transfer of Properties to Lone Star	42
7.4 Transfer of Properties to Concorde	42
7.5 Cancellation of Intercompany Accounts	42
7.6 Transfer Documents	43
7.7 Purchase by Schusterman	43
7.8 Gulf Coast Division and Offshore Employees	43
7.9 Delivery and/or Destruction of Records	45
7.10 Further Assurances	46
7.11 Lone Star Name Change	47
7.12 Insurance Coverage	47

ARTICLE VIII CONFIDENTIALITY, NON-COMPETITION AND NON-SOLICITATION	48

8.1 Restrictions on Activities of the Purchaser and the Company	48
8.2 Restrictions on the Activities of Schusterman	49

ARTICLE IX INDEMNIFICATION	50

9.1 Taxes Related to the Gulf Coast and Offshore Reorganization and the Selling Stockholder Transaction	50
9.2 For the Business and Properties of Lone Star, Concorde and Offshore	51
9.3 For the Business and Properties of the Company and its Subsidiaries	51
9.4 For SAR Payments and Success/Retention Bonuses	51
9.5 Notice of Indemnity	52
9.6 Control of Proceedings and Defense	52
9.7 Mutual Cooperation	53
9.8 Guarantee of Indemnity Obligations	53
9.9 Waiver of Conflicts	53
9.10 Consequential and Lost Profit Damages	53
9.11 Expiration of Indemnities	54

ARTICLE X ADDITIONAL COVENANTS	54

10.1 Access	54
10.2 Confidentiality Agreement	54
10.3 Reasonable Best Efforts; Regulatory Filings	54
10.4 Notice of Litigation	55
10.5 Public Announcements	55
10.6 Third-Party Consents	55
10.7 Samson Name	56
10.8 Director and Officer Indemnification	56
10.9 Selling Stockholder Transaction	56
10.10 Employee Matters	56
10.11 Office Space and Facilities	57
10.12 Financing	58
10.13 Financing Cooperation	60
10.14 Indebtedness	62
10.15 Hedges	62

ARTICLE XI CONDITIONS TO OBLIGATIONS OF THE PARTIES	63

11.1 Conditions to Each Party’s Obligations	63
11.2 Conditions to the Obligations of Purchaser	63
11.3 Conditions to the Obligations of the Company and the Selling Stockholders	64

ARTICLE XII TAX MATTERS	64

12.1 Certain Non-Income Tax Matters	64
12.2 Company Responsibility for Taxes	64
12.3 Purchase Price Allocation	65

ARTICLE XIII TERMINATION, AMENDMENT AND WAIVER	65

13.1 Termination	65
13.2 Effect of Termination	66

ARTICLE XIV MISCELLANEOUS	67

14.1 Non-survival of Representations and Warranties and Covenants	67
14.2 Notices	68
14.3 Entire Agreement	70
14.4 Binding Effect; Assignment; No Third-Party Benefit	70
14.5 Severability	70
14.6 Governing Law	71
14.7 Submission to Jurisdiction; Waivers	71
14.8 Service of Process	72
14.9 Counterparts	72
14.10 Specific Performance	72
14.11 Disclosure Schedule	73
14.12 Time of Essence	73
14.13 Amendment	73
14.14 Waiver	73
14.15 Certain Consents and Waivers	74
14.16 WAIVER OF TRIAL BY JURY	74
14.17 Non-Recourse	74

Annexes:

Annex A	Share Ownership

Annex B	Gulf Coast/Offshore Purchase Adjustments

Annex C	Preferred Stock Certificate of Designations

Exhibits:

Exhibit A	Limited Guarantees

Exhibit B-1	Debt Commitment Letters

Exhibit B-2	Equity Commitment Letters

Exhibit C	Form of Joinder Agreement

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of November 22, 2011, is entered into by and among Tulip Acquisition Corporation, a corporation existing under the laws of Delaware (“Purchaser”), Samson Investment Company, a Nevada corporation (the “Company”), and the stockholders of the Company listed on the signature pages hereof (collectively, the “Selling Stockholders”).

RECITALS

A. The Selling Stockholders own an aggregate of 206,323,203 shares (the “Shares”) of the Company’s common stock, $.01 par value per share (the “Company Common Stock”), which constitute all of the issued and outstanding shares of capital stock of the Company.

B. Contemporaneous with the execution and delivery of this Agreement, and as a condition to the willingness of the Company and the Selling Stockholders to enter into this Agreement, KKR 2006 Fund, L.P., KKR Fund Holdings L.P., Crestview Partners II, L.P., ITOCHU Corporation, and Natural Gas Partners IX, L.P. (the “Guarantors”) are entering into limited guarantees in favor of the Company in the form attached hereto as Exhibit A (the “Limited Guarantees”), pursuant to which, subject to the terms and conditions thereof, the Guarantors are guaranteeing certain obligations of Purchaser in connection with this Agreement.

C. The Selling Stockholders desire to sell to Purchaser, and Purchaser desires to purchase from the Selling Stockholders, the Shares for the purchase price and upon the terms and conditions hereinafter set forth; provided that such sale and purchase shall be effected pursuant to a partial sale and partial redemption as set forth in Section 2.1 hereof.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND REFERENCES

1.1 Defined Terms. The following terms will have the respective meanings assigned to them in this Section 1.1 when used in this Agreement with initial capital letters:

“Acquired Businesses” has the meaning set forth in Section 3.8(a).

“Adjustments to Purchase Price” means an amount equal to the sum total of (a) the aggregate amount of the SAR Payments to be paid to the Company’s employees pursuant to Section 2.3, plus (b) the aggregate amount of Success/Retention Bonuses to be paid to the Company’s employees pursuant to Section 2.4, plus (c) the Jefferies Payments, plus (d) the aggregate gross amount of the 1.45% Medicaid tax payable by an employer with respect to the SAR Payments and the Success/Retention Bonuses, plus (e) the aggregate gross amount of tax imposed under Federal Insurance Contribution Act payable by an employer with respect to the SAR Payments and the Success/Retention Bonuses, plus (f) any prepayment fees, makewhole payments, premiums, penalties or expenses that are required to retire the Indebtedness of the Company at Closing pursuant to Section 2.2(c), plus (g) the Estimated Net Settlement Amount, plus (h) the principal and accrued and unpaid interest under any loans extended to a holder of SARs under the SAR Plan after June 30, 2011 that are outstanding at the Closing, less (i) the proceeds received by the Company or its Subsidiaries prior to Closing in respect of the repayment of principal and accrued and unpaid interest under any outstanding loans extended to a holder of SARs under the SAR Plan after June 30, 2011.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Allocations” has the meaning set forth in Section 12.3.

“Ancillary Assets” means office leases, office processes, systems and forms, equipment and furniture (including related licenses, leases and contracts), mobile or cell phones, phones and phone systems, personal computers, portable laptop computers, computer equipment and systems, including owned and licensed software, vehicles and vehicles leases, books, records, accounts and other similar personal property and intangibles.

“Audited Financial Statements” has the meaning set forth in Section 3.8(a).

“Bankruptcy Exception” has the meaning set forth in Section 3.3.

“Business Day” means a day other than a Saturday, Sunday or day on which commercial banks in Tulsa, Oklahoma or New York, New York are authorized or required by Law to be closed for business.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or any successor statutes and any regulations promulgated thereunder.

“Closing” has the meaning set forth in Section 2.5(a).

“Closing Date” has the meaning set forth in Section 2.5(a).

“Code” means the Internal Revenue Code of 1986, or any successor statute thereto, as amended.

“Commitment Letters” has the meaning set forth in Section 5.9(a).

“Company” has the meaning set forth in the Preamble.

“Company Common Stock” has the meaning set forth in Recital A.

“Company Securities” has the meaning set forth in Section 3.7(c).

“Company Business” means the business activities of the Company and its Subsidiaries as currently conducted, including acquiring or obtaining Oil and Gas Interests and exploring for (including seismic and geophysical exploration), drilling wells for, producing, or otherwise obtaining and disposing of, Hydrocarbons, or any other business in which the Company or any of its Subsidiaries are engaged in, or have taken concrete and material steps to engage in, as of the date hereof.

“Concorde” means Samson Concorde Gas Intrastate, Inc., a Delaware corporation and a subsidiary of the Company.

“Concorde Properties” has the meaning set forth in Section 7.4.

“Confidential Information” means all data and information (in whatever form, whether written, oral, electronic or otherwise), and all notes, copies, summaries, analysis, studies, forecasts, materials or conclusions derived from and/or incorporating such data and information, relating to the business of the Company, the Properties of the Company and its Subsidiaries or Schusterman, including all such data and information in the possession of the respective officers, directors, employees and agents thereof (said officers, directors, employees and agents shall be referred to in the collective as the “Information Holders”). Notwithstanding the foregoing, Confidential Information does not include any data and information that (a) was independently developed by a Person without reference to such data or information or assistance or involvement of, the Information Holders; (b) is available to the public through no action or failure to act on the part of the Information Holders; or (c) becomes available to the Person on a non-confidential basis from a source other than the Company or its Subsidiaries, provided that such source was not prohibited from transmitting the information to Purchaser or any of its officers, directors, employees or representatives by a contractual, legal or fiduciary obligation.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of July 25, 2011, between the Company and Kohlberg Kravis Roberts & Co., L.P.

“Consent” has the meaning set forth in Section 3.5.

“Continuing Employees” has the meaning set forth in Section 10.10(a).

“Credit Facility” means that certain Credit Agreement, dated as of May 21, 2009, as amended, among the Company, certain financial institutions and other lenders from time to time party thereto, and Bank of Montreal, as administrative agent.

“DR” means the electronic data room established by the Company and made available to Purchaser solely to the extent of the contents thereof on the date immediately prior to the execution of this Agreement.

“Debt Commitment Letters” has the meaning set forth in Section 5.9(a).

“Debt Financing” has the meaning set forth in Section 5.9(a).

“Disclosure Schedule” means the Disclosure Schedule furnished by the Company to Purchaser contemporaneously with the execution and delivery of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Emergency” means an emergency situation which presents a direct risk of human injury or loss of life or of material damage or destruction of property or tangible assets.

“Employee Benefit Plans” has the meaning set forth in Section 3.20(a).

“Environmental Laws” means all Laws in effect on or before the Closing Date relating to the protection of the environment, human health as affected by exposure to harmful or deleterious substances, or the release or disposal of materials into the environment, including (a) the control of any pollutant or protection of the air, water or land, (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, or (c) the regulation of or exposure to hazardous, toxic or other substances alleged to be harmful (including Hazardous Materials).

“Environmental Liabilities” means any and all costs and obligations (including any remedial, removal, response, abatement, clean-up, investigation and/or monitoring costs and associated consulting costs, damages, fines and penalties), fixed or contingent, accrued or unaccrued, incurred or imposed pursuant to any (a) agreement, order, notice of responsibility, directive (including directives embodied in Environmental Laws), injunctions, judgment or similar documents (including settlements) arising out of, in connection with, or under any Environmental Laws, (b) claim by a Governmental Authority or any other Person for personal injury, property damage, damage to natural resources, remediation, or payment or reimbursement of response costs incurred or expended by such Governmental Authority or other Person pursuant to any Environmental Law or related to the use or release of or exposure to any Hazardous Materials, or (c) condition on or related to any Property or Reserve Report Interest that violates any Environmental Law.

“Equity Commitment Letters” has the meaning set forth in Section 5.9(a).

“Equity Financing” has the meaning set forth in Section 5.9(a).

“Estimated Net Settlement Amount” means $70,000,000.

“Family Member” has the meaning set forth in Section 3.23(a).

“Financing” has the meaning set forth in Section 5.9(a).

“Financing Sources” has the meaning set forth in Section 5.9(a).

“Fixtures, Facilities and Equipment” means Wells, wellhead equipment, pumping units, flowlines, tanks, buildings, injection facilities, saltwater disposal facilities, processing and separating facilities, compression facilities, gathering systems, platforms, casing, rods, tanks, boilers, tubing, pumps, motors, machinery, monitoring equipment, fixtures, pipe, tubular goods, inventory and equipment and all other personal property and fixtures used on or in connection with the operation of the Oil and Gas Interests.

“Force Majeure” means acts of terrorism, fire, explosion, earthquake, storm, flood, freezing of wells or pipelines, delays in obtaining rights of way, shutting in facilities for repair or maintenance, strike, lock out, activities of a combination of workmen or other labor difficulties, wars, insurrection, riot, or any other cause not reasonably within the control of the party claiming force majeure.

“Foundation” has the meaning set forth in Section 10.11(a).

“Good and Defensible Title” has the meaning set forth in Section 3.16(d).

“Governing Documents” means the documents governing the formation and operation of an entity, including (a) in the instance of a corporation, the articles or certificate of incorporation and bylaws of such corporation, (b) in the instance of a partnership, the certificate of formation and the partnership agreement, and (c) in the instance of a limited liability company, the certificate of formation and limited liability company, operating or similar agreement.

“Governmental Authority” means any court or tribunal in any jurisdiction (domestic or foreign) or any federal, state, county, municipal, or other governmental or quasi-governmental body, agency, authority, department, commission, board, bureau, or instrumentality (domestic or foreign), including any taxing authority.

“Gross Cash Consideration” means $6,928,000,000.

“Guarantors” is defined in Recital B.

“Gulf Coast and Offshore Reorganization” means the transactions described in Article VII.

“Gulf Coast/Offshore Allocation” has the meaning set forth in Section 12.3.

“Gulf Coast Division” means the Properties of the Company and its Subsidiaries located in the counties and parishes, and the adjoining state waters, identified in Section 1.1(a) of the Disclosure Schedule and all operations and activities associated with the exploration and production of Hydrocarbons therefrom.

“Gulf Coast Division and Offshore Employees” has the meaning set forth in Section 7.8(a).

“Gulf Coast/Offshore Gain” means the amount of net gain realized by the Company or any Subsidiary of the Company as a result of the Gulf Coast and Offshore Reorganization, taking into account any losses realized only to the extent such losses are not disallowed under Section 267 of the Code.

“Gulf Coast/Offshore Purchase Price” means the fair market value of the assets and properties of Lone Star, Offshore and Concorde, net of the liabilities of such entities, after giving effect to the transactions contemplated by Sections 7.1 through 7.7, as reflected in the Valuation.

“Hazardous Materials” means (a) any substance or material that is listed, defined or otherwise designated as a “hazardous substance” under CERCLA or any Environmental Law or as a “hazardous waste,” “extremely hazardous waste,” “toxic substance,” “pollutant,” “contaminant,” or words of similar import under any Environmental Law, (b) any Hydrocarbons, petroleum or petroleum products, (c) any radioactive materials, urea formaldehyde, asbestos and PCBs, and (d) any other chemical substance or waste that is regulated by any Governmental Authority, or that may result in liability, under any Environmental Law.

“Hedge” means any future derivative, swap, collar, put, call, cap, option, forward purchase or sale transaction, fixed price contract or other contract that is intended to benefit from, relate to, or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons or basis differentials, and any related credit support agreement, collateral, transportation or other similar arrangements related to such transactions, to which the Company or any Subsidiary of the Company is bound.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Hydrocarbons” means oil, gas, casinghead gas, natural gas liquids, condensate, sulfur and other liquid or gaseous hydrocarbons, or any of them or any combination thereof, and all products and substances extracted, separated, processed and produced therefrom, including coalbed gas and carbon dioxide, and all other minerals of every kind and character that may be covered by or included in or attributable to any of the properties of the Company and its Subsidiaries.

“Indebtedness” means indebtedness of the Company and its Subsidiaries, including, without duplication: (a) for borrowed money (including overdraft facilities) (whether short term or long term), (b) evidenced by notes, bonds, debentures or other similar instruments, (c) arising under capital leases, (d) face amounts of letters of credit and bankers’ acceptances or similar facilities, (e) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business, and (f) any obligation to guaranty, or hold harmless arrangements in respect of, indebtedness for borrowed money or any of the other items included in the foregoing.

“IRS” means the Internal Revenue Service.

“Income Taxes” means any Tax imposed on all or part of net income, net profits or net gains.

“Initial Allocation” has the meaning set forth in Section 12.3.

“Investors” has the meaning set forth in Section 5.9(a).

“Jefferies” means Jefferies & Company, Inc.

“Jefferies Payments” means all amounts due and owing to Jefferies by the Company pursuant to that certain Engagement Letter dated June 9, 2011, as it may be amended from time to time, or otherwise.

“Knowledge” of a specified Person (or similar references to a Person’s knowledge) means all information actually known to (a) in the case of a Person who is an individual, such Person or (b) in the case of a Person (other than the Company) which is an entity, an executive officer of such entity.

“Knowledge of the Indicated Persons” means, with respect to the Company, the Knowledge of the individuals identified in Section 1.1(b) of the Disclosure Schedule.

“Law” means any statute, law, principle of common law, rule, regulation, Order, ordinance, requirement, code or other legally enforceable requirement of any Governmental Authority.

“Lease” means each lease, sublease, license, permit, option, farmin or farmout agreement, participation agreement, or similar agreement or instrument under which the Company or any Subsidiary of the Company leases, subleases, or licenses or otherwise acquires or obtains mineral, leasehold, Royalty or similar rights, interests and estates including operating rights, in and to any Oil and Gas Interests.

“Lien” means any lien, mortgage, security interest, pledge, or similar encumbrance.

“Limited Guarantees” is defined in Recital B.

“Lone Star” means Samson Lone Star, LLC, a Texas limited liability company and a subsidiary of the Company.

“Lone Star Properties” has the meaning set forth in Section 7.3.

“Material Adverse Effect” means any effect, change, event, occurrence, development, or state of facts that, individually or in the aggregate with all other such effects, changes, events, occurrences, developments, or states of fact, (A) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and the Company’s Subsidiaries, taken as a whole, or (B) would, or would reasonably be expected to, prevent or materially impair the ability of the Company or the Selling Stockholders to consummate the transactions contemplated by this Agreement, but expressly excluding in each case any such effect, change, event, occurrence, development, or state of facts to the extent arising out of or resulting from:

(a) general economic conditions (or changes in such conditions) in the United States or conditions in the global economy generally that do not affect the Company and its Subsidiaries, taken as a whole, disproportionately when considered in the context of the oil and gas exploration and production industry generally (in which case only such disproportionate impact shall be considered);

(b) conditions (or changes in such conditions) generally affecting the oil and gas exploration and production industry that do not affect the Company and its Subsidiaries, taken as a whole, disproportionately (in which case only such disproportionate impact shall be considered);

(c) conditions (or changes in such conditions) in the financial markets, credit markets or capital markets in the United States or any other country or region, including (i) changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries or (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in each case, that do not affect the Company and its Subsidiaries together as a whole disproportionately when considered in the context of the oil and gas exploration and production industry generally (in which case only such disproportionate impact shall be considered);

(d) changes in national, regional, state, local or foreign wholesale or retail markets or prices for Hydrocarbons or the gathering, transportation, treatment or processing thereof;

(e) conditions resulting from the announcement of the identity of the Purchaser (or its Affiliates) as the purchaser of the Company under this Agreement;

(f) any actions taken or omitted to be taken at the written request of Purchaser;

(g) any changes in any Laws or any accounting regulations or principles that do not affect the Company and its Subsidiaries, taken as a whole, disproportionately when considered in the context of the oil and gas exploration and production industry generally (in which case only such disproportionate impact shall be considered);

(h) natural declines in well performance or reclassification or recalculation of reserves in the ordinary course of business; provided that, for purposes of Section 3.15 hereof, or any certificate delivered pursuant to this Agreement as it relates to Section 3.15, this clause (h) shall be deemed to reference only such declines, reclassification or recalculation occurring after the date of the Reserve Report; or

(i) any failure by the Company and its Subsidiaries to meet their internal budgets, plans or forecasts of their revenues, earnings or other financial performance or results of operations; provided, however, that, for purposes of this clause (i), the facts underlying such failures, and the underlying causes of such failures, may be considered for purposes of determining whether a Material Adverse Effect has occurred.

“Material Contracts” has the meaning set forth in Section 3.14(a).

“Net Share Consideration” means (a) cash in an amount equal to (i) the Gross Cash Consideration less (ii) the Adjustments to Purchase Price and (b) shares of Senior Redeemable Preferred Stock with an initial aggregate liquidation preference of $180,000,000.

“Newco” shall have the meaning set forth in Section 7.1(a).

“Newco Properties” has the meaning set forth in Section 7.2.

“New Debt Commitment Letters” has the meaning set forth in Section 10.12(d).

“Offshore” means Samson Offshore Company, an Oklahoma corporation and a subsidiary of the Company.

“Offshore Division” means the business conducted by Offshore in federal offshore waters, including the Properties of Offshore as described in Section 1.1(c) of the Disclosure Schedule.

“Oil and Gas Agreements” means operating agreements; unitization agreements; division and transfer orders; processing contracts; gas processing plant agreements; Leases; oil and gas partnership agreements; gas balancing or deferred production agreements; areas of mutual interest agreements; overriding royalty agreements; marketing agreements; pipeline, gathering or transportation agreements; platform agreements; drilling contracts; injection or repressuring agreements; cycling agreements; construction agreements; salt water or other disposal agreements; net profits agreements; joint development agreements; exploration agreements; acreage dedication agreements; pooling, unitization or communitization agreements or orders; geophysical or seismic licenses or permits; data acquisition or data sharing agreements; data processing agreements; and other licenses, permits and agreements for acquisition and use of other technical data, services and equipment; and any and all other contracts or agreements arising out of, or used or useful in connection with, the Oil and Gas Interests.

“Oil and Gas Interests” means interests in and rights with respect to oil, gas, mineral and related properties and assets of any kind and nature, direct or indirect, including working, leasehold and mineral interests; operating rights and Royalties and other non-working interests and non-operating interests; Hydrocarbons and other minerals or revenues therefrom; all contracts in connection therewith and claims and rights thereto (including all Oil and Gas Agreements, and orders, division orders, transfer orders, mineral deeds, and royalty deeds, and in each case interests thereunder); surface interests, fee interests, reversionary interests, reservations, and concessions; easements, servitudes, rights of way and surface or road use agreements; Permits and other interests or estates associated with, appurtenant to or necessary for the operation of any of the foregoing; and all interests in Fixtures, Facilities or Equipment associated with, appurtenant to, held for use in, or used in, the operation of any of the foregoing.

“Orders” means any decree, decision, injunction, judgment, order, ruling, writ, or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Authority.

“Payoff Amount” has the meaning set forth in Section 10.14(a).

“Permits” means licenses, permits, franchises, consents, approvals, variances, exemptions and other authorizations of or from Governmental Authorities.

“Person” means any individual, estate, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, enterprise, unincorporated organization, Governmental Authority or other entity.

“Private Placement Notes” means (a) those certain 5.29% Senior Notes, Series E, due April 12, 2012 issued under that certain Second Amended and Restated Master Shelf Agreement, dated as of April 11, 2007, by and between the Company and Prudential Investment Management, Inc et al, as amended, in the original principal amount of $100,000,000; (b) those certain 4.20% Senior Notes, Series G, due October 7, 2015 issued under that certain Third Amended and Restated Master Shelf Agreement, dated as of October 7, 2010, by and between the Company and Prudential Investment Management, Inc. et al, as amended, in the original principal amount of $100,000,000; (c) those certain $80,000,000 5.23% Series 2005-A Senior Notes in the original principal amount of $80,000,000, Floating Rate Series 2005-C Senior Notes in the original principal amount of $40,000,000, and Floating Rate Series 2005-D Senior Notes in the original principal amount of $20,000,000, all issued under that certain Note Purchase Agreement, dated as of May 24, 2005, by and between the Company and certain institutional investors; (d) those certain 4.75% Senior Notes due April 11, 2013 in the original principal amount of $100,000,000 issued under that certain Note Purchase Agreement, dated as of April 11, 2008, by and between the Company and certain institutional investors; and (e) those certain 7.58% Senior Notes due March 19, 2014 in the original principal amount of $255,000,000 issued under that certain Note Purchase Agreement, dated March 19, 2009, among the Company and certain institutional investors.

“Proceedings” means all proceedings, actions, litigation, audits, claims, demands, suits, examinations, investigations and inquiries, whether civil, criminal, administrative or investigative, by or before any arbitrator or Governmental Authority.

“Properties” means the Oil and Gas Interests, Ancillary Assets and the Fixtures, Facilities and Equipment of the Company and its Subsidiaries.

“Purchased Shares” has the meaning set forth in Section 2.1(b).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Plans” has the meaning set forth in Section 10.10(c).

“Purchaser Related Parties” has the meaning set forth in Section 13.2(c).

“Purchaser Termination Fee” has the meaning set forth in Section 13.2(b).

“Records” shall have the meaning set forth in Section 7.9(a)(i).

“Related Party” has the meaning set forth in Section 3.23(a).

“Reorganization Documents” means all assignments, conveyances, assumptions, leases, permits, licenses, contracts and other instruments related to the Gulf Coast and Offshore Reorganization.

“Reserve Report” has the meaning set forth in Section 3.15.

“Restricted Area(s)” means (a) with respect to Lone Star and Concorde, and for the Gulf Coast Division, those United States counties and parishes, and the adjoining state waters, identified in Section 1.1(a) of the Disclosure Schedule, (b) with respect to Offshore, the area within or encompassed by a twenty-five mile radius of any Oil and Gas Interests owned (directly or beneficially) by Offshore as identified in Section 1.1(c) of the Disclosure Schedule, and (c) with respect to the Company and its Subsidiaries, the United States counties and parishes, including state waters, in which such entities own Oil and Gas Interests or are engaged in Company Business, in each of the foregoing cases, as determined immediately following the consummation of the Gulf Coast and Offshore Reorganization.

“Royalties” means lessor’s royalties, non-participating royalties, overriding royalties, reversionary interests, production payments, net profits interests and similar burdens upon, measured by, or payable out of production.

“SAR” means each Stock Appreciation Right granted under the SAR Plan.

“SAR Payment” means, for each SAR holder, the amount of his/her “Appreciation Payment” (as defined in the SAR Plan) to be paid for all SARs held by such holder, less the principal and accrued and unpaid interest under any outstanding loans extended to such holder under the SAR Plan.

“SAR Payments” means the total SAR Payments to be paid to all SAR holders.

“SAR Plan” means the Company’s First Amended 2008 Stock Appreciation Rights Plan.

“Schusterman” means a Delaware limited liability company to be formed by one or more of the Selling Stockholders prior to Closing for the purpose of holding the membership interests in Lone Star, Offshore and Concorde.

“Securities Act” has the meaning set forth in Section 10.13(a)(ii).

“Section 10.9 Allocation” has meaning set forth in Section 12.3.

“Segmented Financial Statements” has the meaning set forth in Section 3.8(a).

“Selling Stockholders” has the meaning set forth in the Preamble.

“Selling Stockholder Documents” has the meaning set forth in Section 4.2.

“Selling Stockholder Transaction” has the meaning set forth in Section 10.9.

“Senior Redeemable Preferred Stock” means the Cumulative Redeemable Preferred Stock, par value $0.10 per share, of the Purchaser, containing the terms and conditions set forth in the certificate of designation attached hereto as Annex C.

“Shares” has the meaning set forth in Recital A.

“Solvent,” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such person will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

“Stockholder Subordinated Notes” means, collectively, (a) that certain subordinated promissory note dated August 22, 2008, payable to SFT (Delaware) Management, LLC in the current principal amount of $178,000,000; (b) that certain subordinated promissory note dated August 22, 2008, payable to LSIT (Delaware) Management, LLC in the current principal amount of $225,000,000, and (c) that certain subordinated promissory note dated June 28, 2011, payable to SFT (Delaware) Management, LLC in the current principal amount of $150,000,000.

“Subsidiary” means, with respect to any Person, (a) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person and/or by one or more other Subsidiaries of such Person, (b) a partnership of which such Person, or one or more other Subsidiaries of such Person, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (c) a limited liability company of which such Person and/or one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company and (d) any other Person (other than a corporation, partnership or limited liability company) in which such Person, and/or one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Subsidiary Securities” has the meaning set forth in Section 3.6(c).

“Substitute Financing” has the meaning set forth in Section 10.12(e).

“Success/Retention Bonuses” has the meaning set forth in Section 2.4(a).

“Tax” or “Taxes” means any Income Taxes or similar assessments or any gross receipts, sales, excise, occupation, use, ad valorem, property, production, severance, transportation, employment, payroll, franchise, withholding, alternative or add on minimum, transfer, or any other tax, custom, duty, charge, fee, levy or assessment of any kind whatsoever, in each case imposed by any United States federal, state, or local (or any foreign or provincial) taxing authority, including deposits and estimated payments thereof, withholding with respect thereto and any interest, penalties, or additions attributable thereto.

“Tax Return” means any return, report, declaration, claim for refund or information statement, including any related or supporting information and any schedules attached thereto or any amendments thereof, with respect to Taxes.

“Transferred Assets” has the meaning set forth in Annex B.

“Twelve Month Restricted Period” shall mean the period of twelve (12) complete calendar months immediately following Closing.

“Twenty-Four Month Restricted Period” shall mean the period of twenty four (24) complete calendar months immediately following Closing.

“Unaudited Financial Statements” has the meaning set forth in Section 3.8(a).

“Valuation” means the valuation report of Duff & Phelps, LLC addressing the fair market value of the assets and properties of Lone Star, Offshore and Concorde, net of the liabilities of such entities, after giving effect to the transactions contemplated by Sections 7.1 through 7.7, which shall be delivered pursuant to Section 7.7 and shall be final, and not withdrawn by Duff & Phelps, LLC, as of the Closing Date.

“Wells” means a well for the purpose of producing Hydrocarbons or disposing of fluids produced in connection with the production of Hydrocarbons, in which the Company or any Subsidiary of the Company has an interest.

1.2 References and Construction.

(a) When a reference is made in this Agreement to Articles, Sections, Annexes, Exhibits or Sections of the Disclosure Schedule, such reference will be to an Article, Section, Annex, Exhibit or Section of the Disclosure Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Any reference in this Agreement to “$” or “dollars” will mean U.S. dollars. Unless the context otherwise requires, (i) “or” is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the words “herein,” “hereof,” “hereby,” “hereunder” and words of similar nature refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited, and (iv) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require. The Disclosure Schedule, as well as all Annexes and Exhibits hereto, will be deemed part of this Agreement and included in any reference to this Agreement.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

SALE AND PURCHASE OF SHARES

2.1 Sale and Purchase of Shares; Redemption of Shares. Upon the terms and subject to the conditions contained herein, at the Closing:

(a) each Selling Stockholder agrees to transfer, free and clear of any Liens or restrictions on transfer (other than restrictions on transfer arising under applicable securities Laws), to the Company in redemption of such Shares, a portion of the Shares (such portion to be notified to the Selling Stockholders and the Company by the Purchaser not later than five (5) Business Days prior to the Closing) owned by such Selling Stockholder as set forth opposite such Selling Stockholder’s name on Annex A hereto, and the Company shall redeem such Shares; and

(b) each Selling Stockholder agrees to sell, free and clear of any Liens or restrictions on transfer (other than restrictions on transfer arising under applicable securities Laws), to Purchaser, and Purchaser agrees to purchase from each Selling Stockholder, the remaining Shares owned by such Selling Stockholder set forth opposite such Selling Stockholder’s name on Annex A hereto and not redeemed pursuant to Section 2.1(a) (the “Purchased Shares.”)

2.2 Closing Date Payments. At the Closing:

(a) Purchaser and the Company, pursuant to Section 2.1 hereof, will collectively pay and deliver the Net Share Consideration to the Selling Stockholders, with the allocation of the Net Share Consideration (including as between cash and shares of Senior Redeemable Preferred Stock) as designated in writing by the Selling Stockholders to the Purchaser not later than five (5) Business Days prior to Closing. The Net Share Consideration shall be paid at Closing by the Purchaser and the Company by wire transfer of immediately available United States funds into accounts designated by the Selling Stockholders, which such account designations shall be made in writing to the Purchaser not later than five (5) Business Days prior to Closing;

(b) the Company will pay and deliver the Jefferies Payments;

(c) to the extent not repaid prior to Closing, the Company will pay in full all Indebtedness outstanding under the Credit Facility and the Private Placement Notes; and

(d) Purchaser shall issue the Senior Redeemable Preferred Stock to the Selling Stockholders free and clear of any Liens or restrictions on transfer (other than any restrictions on transfer or voting included in the certificate of designations attached hereto as Annex C or restrictions on transfer arising under applicable securities Laws) as the Selling Stockholders shall direct in writing to Purchaser not later than five (5) Business Days prior to Closing.

2.3 Stock Appreciation Rights.

(a) At the Closing, concurrently with the consummation of the purchase, sale and redemption of the Shares, each outstanding SAR granted under the SAR Plan, whether or not then vested, shall fully vest and shall be cancelled and terminated by the Company.

(b) The Company shall calculate the SAR Payments to be paid and shall provide Purchaser with a schedule of such SAR Payments at least ten (10) Business Days prior to Closing. Purchaser shall review said schedule and provide Company with any proposed mathematical or clerical corrections to the schedule no later than five (5) Business Days prior to Closing, and the Company shall consider all such proposed corrections in good faith.

(c) In exchange for each outstanding and terminated SAR, and subject to execution and delivery by each applicable employee of release documents in the form attached to such employee’s change of control agreement with the Company, without revision, the Company will, as soon as reasonably practicable following Closing, pay and deliver the SAR Payments to such employees, less such amounts as are required to be deducted and withheld with respect to the making of such payments under the Code or any provision of state, local or foreign Tax Law. The SAR Plan shall be terminated by the Company effective as of the Closing. After the Closing, there shall be no further rights or obligations under the SAR Plan or the SARs other than the right of the applicable employees to receive such SAR Payments.

2.4 Success/Retention Bonuses.

(a) The Company has agreed to pay certain of the employees of the Company and its Subsidiaries success/retention bonuses due upon Closing of this Agreement (the “Success/Retention Bonuses”). The Company shall calculate the Success/Retention Bonuses to be paid at Closing and shall provide Purchaser with a schedule of such Success/Retention Bonuses at least ten (10) Business Days prior to Closing. Purchaser shall review said schedule and provide Company with any proposed mathematical or clerical corrections to the schedule no later than five (5) Business Days prior to Closing, and the Company shall consider all such proposed corrections in good faith.

(b) Subject to execution and delivery by each applicable employee of release documents in the form attached to such employee’s change of control agreement with the Company, without revision, the Company will, as soon as reasonably practicable following Closing, pay and deliver the Success/Retention Bonuses to such employees, less such amounts as are required to be deducted and withheld with respect to the making of such payments under the Code or any provision of state, local or foreign Tax Law.

2.5 Closing Matters.

(a) Closing. Unless otherwise agreed to in writing by the parties, the closing of the purchase, sale and redemption of the Shares and the consummation of all other transactions contemplated hereby (the “Closing”) will take place at the offices of the Company, Two West Second Street, Tulsa, Oklahoma 74103, on the latest to occur of (i) five (5) Business Days after the satisfaction or waiver of the conditions set forth in Article XI (other than those conditions that by their nature or pursuant to the terms of this Agreement are to be satisfied or waived at or immediately prior to the Closing, but subject to the satisfaction or, where permitted, the waiver of such conditions); (ii) December 23, 2011; (iii) in the event that the audit opinion included in the Financial Statements is withdrawn at any time prior to Closing, the date that is fifteen (15) Business Days after revised Financial Statements with an updated audit opinion are delivered to Purchaser and (iv) in the event that the Closing is to occur after February 1, 2012, then the date that is fifteen (15) Business Days after delivery of the unaudited interim consolidated balance sheets of the Company and its consolidated Subsidiaries as of December 31, 2010 and 2011, and related statements of income and comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the quarters ended December 31, 2010 and 2011, and the notes thereto, and the unaudited segmented financial statements and related Acquired Business production and adjusted EBITDAX data giving effect to the Gulf Coast and Offshore Reorganization as of and for the six and twelve months ended December 31, 2011. At the Closing, the parties will take or cause to be taken the actions specified in Section 2.5(b) and Section 2.5(c), but in each case subject to the satisfaction or waiver of the conditions set forth in Article XI on such Closing Date. The date on which the Closing occurs is referred to as the “Closing Date.”

(b) Closing Deliveries by the Company and Selling Stockholders. At the Closing, the Company or the Selling Stockholders, as applicable, will deliver or cause to be delivered to Purchaser (or the Company, as appropriate) the following:

(i) Gulf Coast and Offshore Reorganization. The formation and conveyance documents for the Gulf Coast and Offshore Reorganization executed and delivered pursuant to Article VII in a form reasonably acceptable to Purchaser;

(ii) Selling Stockholder Transaction. The conveyance documents for the Selling Stockholder Transaction executed and delivered pursuant to Section 10.9 in a form reasonably acceptable to Purchaser;

(iii) Share Certificates. The stock certificates representing the Shares, duly endorsed in blank by the Selling Stockholders or accompanied by duly executed stock transfer powers;

(iv) Resignations. Written resignations of any directors and officers of the Company or any Subsidiary of the Company from the corporate offices so held, effective immediately after the Closing, as requested by Purchaser not later than five (5) Business Days prior to Closing; provided, however, that such resignations shall not be deemed resignations from employment;

(v) FIRPTA Certificate. A duly executed certificate from each Selling Stockholder certifying that such Selling Stockholder is not a “foreign person” within the meaning of Section 1445 of the Code and otherwise meeting the requirements of Treasury Regulations 1.1445-2(b)(2);

(vi) Officer’s Certificate. A certificate, dated as of the Closing Date, duly executed on behalf of the Company, in the form described in Section 11.2(d);

(vii) Instruments of Indebtedness. Evidence reasonably acceptable to Purchaser that (A) the Stockholder Subordinated Notes have been discharged in full and cancelled as contemplated by Sections 7.7 and 10.9 and (B) subject to the Company’s receipt of funds from the Purchaser on the Closing Date for such purposes, the Indebtedness outstanding under the Credit Facility and the Private Placement Notes shall be repaid in full on the Closing Date;

(viii) IRS Form W-9. A duly executed IRS Form W-9 from each Selling Stockholder certifying that such Selling Stockholder is a “United States person” as defined in Section 7701(a)(30) of the Code; and

(ix) Joinders. A joinder to this Agreement, duly executed by each of Schusterman, Offshore, Lone Star, Concorde, Stacy Family Delaware Trust and SFT (Delaware) Management, LLC, in the form attached hereto as Exhibit C.

(c) Closing Deliveries by Purchaser. At the Closing, in addition to the payment of the amount set forth in Section 2.2(a), Purchaser shall (i) fund the amount of the payments to be made by the Company pursuant to Sections 2.2(b), 2.2(c), 2.3 and 2.4 to the Company; (ii) deliver to the Company and the Selling Stockholders a certificate, dated as of the Closing Date, duly executed on behalf of Purchaser, in the form described in Section 11.3(c) and (iii) deliver to the Selling Stockholders stock certificates representing the Senior Redeemable Preferred Stock issued in the name of the applicable Selling Stockholders.

2.6 Post-Closing Adjustment. The Estimated Net Settlement Amount included in the Net Share Consideration will be finally adjusted in accordance with Annex B subsequent to Closing.

2.7 No Liability for Allocation of Net Share Consideration. Purchaser’s obligation to pay and deliver amounts constituting the Net Share Consideration to the accounts designated by the Selling Stockholders pursuant to Section 2.2(a) shall be limited to payment and delivery of such amounts to the designated accounts, and neither Purchaser nor the Company, nor any of their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents, shall be liable for any claim relating to or arising out of the allocation of the Net Share Consideration (including as between cash and Senior Redeemable Preferred Stock) among the Selling Stockholders.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) as set forth in the Disclosure Schedule, (y) for matters related to the assets, liabilities and operations of the Company’s Offshore Division and Gulf Coast Division, which will be acquired by Schusterman pursuant to the Gulf Coast and Offshore Reorganization provided for in Article VII, other than as expressly addressed in Section 3.24 hereof, and (z) for matters related to the assets to be conveyed to Schusterman pursuant to the Selling Stockholder Transaction, as specified in Section 10.9, the Company hereby represents and warrants to Purchaser as follows:

3.1 Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has the requisite corporate power and authority to carry on its business as presently being conducted. Each Subsidiary of the Company is a corporation, limited liability company or limited partnership duly organized, validly existing and in good standing under the laws of its respective state or jurisdiction of formation or incorporation and has the requisite corporate, partnership, company or similar power and authority to carry on its business as presently being conducted. The Company and each Subsidiary of the Company is duly qualified or licensed to do business and in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or licensed would not have a Material Adverse Effect.

3.2 Governing Documents. True and correct copies of the Governing Documents of the Company and each Subsidiary of the Company set forth on Section 3.6(a) of the Disclosure Schedule, as amended through the date of this Agreement, were made available in the DR and remain in full force and effect. No action has been taken or omitted to be taken by the Company or any Subsidiary of the Company other than as permitted by the Governing Documents and the Company and its Subsidiaries are not in material breach of their Governing Documents. Section 3.2 of the Disclosure Schedule sets forth a complete and correct schedule of the current directors and officers of the Company.

3.3 Power and Authority; Valid and Binding Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Purchaser and the Selling Stockholders, constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and the application of general principles of equity (regardless of whether that enforceability is considered in a proceeding at law or in equity) (such exception, the “Bankruptcy Exception”).

3.4 Non-Contravention. The execution and delivery of this Agreement and the Reorganization Documents by the Company and its Subsidiaries and the consummation of the transactions contemplated hereby and thereby do not and will not (a) conflict with or result in a violation of any provision of any of the Company’s or its Subsidiaries’ Governing Documents, (b) assuming the receipt of all consents referred to in Section 3.5 below, conflict with or result in a violation of any provision of, or constitute (with or without the giving of notice or the passage of time or both) a default under, or give rise (with or without the giving of notice or the passage of time or both) to any right of termination, cancellation, or acceleration under, any Material Contract, (c) result in the creation or imposition of any Lien on any of the properties or other assets of the Company or any Subsidiary of the Company, or (d) assuming compliance with the matters referred to in Section 3.5, violate any applicable Law binding upon the Company, except in the case of each of clauses (b), (c) and (d) above, for any such conflicts, violations, defaults, terminations, cancellations, accelerations, losses, or creations or impositions of Liens that would not have, individually or in the aggregate, a Material Adverse Effect.

3.5 Required Government Approvals. No consent, approval, order or authorization of, or filing or registration with, or notification to (any of the foregoing, a “Consent”) any Governmental Authority is required on the part of the Company in connection with the execution and delivery by the Company and its Subsidiaries of this Agreement and the Reorganization Documents and the consummation of the transactions contemplated hereby and thereby, except (i) compliance with any applicable requirements of the HSR Act, (ii) any Consents set forth on Section 3.5 of the Disclosure Schedule and (iii) such other Consents the failure of which to obtain would not have, individually or in the aggregate, a Material Adverse Effect, including such Consents as would customarily be obtained following the consummation of transactions of the type contemplated hereby.

3.6 Subsidiaries.

(a) Section 3.6(a) of the Disclosure Schedule sets forth a complete and correct list of the name, jurisdiction of organization, authorized and outstanding capitalization and schedule of stockholders or members, as applicable, and current directors and officers of each Subsidiary of the Company. Except for the Subsidiaries or as set forth in Section 3.6(a) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity, ownership, profit, voting or similar interest in, or any interest convertible, exchangeable or exercisable for, any equity, profit, voting or similar interest in any Person, excluding voting rights contained in any joint venture, joint operating agreement, area of mutual interest agreement or similar agreement.

(b) All of the outstanding shares of capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized and validly issued and are fully paid and nonassessable and (ii) are owned, directly or indirectly, by the Company, free and clear in each case of all Liens and free of any other restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest.

(c) There are no outstanding (i) securities of any Subsidiary of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, warrants, rights or other commitments or agreements to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, such Subsidiary, (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of the Company, are referred to collectively as “Subsidiary Securities”), or (iv) other obligations by any Subsidiary of the Company to make any payments based on the price or value of any shares of any Subsidiary of the Company.

3.7 Capitalization.

(a) The authorized capital stock of the Company consists of 1,350,000,000 shares of Company Common Stock. As of the date of this Agreement, 206,323,203 shares of Company Common Stock were issued and outstanding. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights or other restriction on the right to vote, sell or otherwise dispose of such Company Common Stock.

(b) As of the date of this Agreement, there are 21,840,490 outstanding SARs granted under the SAR Plan.

(c) Except as set forth in Sections 3.7(a) and 3.7(b), there are (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company or any Subsidiary of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, are referred to collectively as “Company Securities”), and (v) no stock appreciation rights, contingent value rights, phantom stock, or other obligations of the Company to make any payments based on the price or value of any Company Securities. There are no outstanding agreements of any kind that obligate the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any Company Securities.

(d) Neither the Company nor any Subsidiary of the Company is a party to any agreement relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

3.8 Financial Statements.

(a) The Company has furnished or made available to Purchaser complete and correct copies of (i) the audited consolidated balance sheets of the Company and its consolidated Subsidiaries as of June 30, 2009, 2010 and 2011, and related audited statements of income and comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for each of the fiscal years in the three-year period ended June 30, 2011, and the notes thereto, including the report thereon of PriceWaterhouseCoopers LLP, independent certified public accountants (the “Audited Financial Statements”), (ii) the unaudited interim consolidated balance sheets of the Company and its consolidated Subsidiaries as of September 30, 2010 and 2011, and related statements of income and comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the quarters ended September 30, 2010 and 2011, and the notes thereto (the “Unaudited Financial Statements”) and (iii) the unaudited segmented consolidated financial statements of the Company and its consolidated Subsidiaries after giving effect to the removal of the properties and businesses pursuant to the Gulf Coast and Offshore Reorganization and the Selling Stockholder Transaction (the remaining businesses referred to as the “Acquired Businesses”), consisting of balance sheets as of June 30, 2011 and September 30, 2011 and statements of income for the fiscal year ended June 30, 2011, the quarter ended September 30, 2011 and the last 12 months ended September 30, 2011 (the “Segmented Financial Statements”).

(b) The Audited Financial Statements and Unaudited Financial Statements (i) have been prepared from the books and records of the Company and its consolidated Subsidiaries in accordance with generally accepted accounting principles consistently applied and (ii) present fairly in all material respects the consolidated financial position and results of operations and cash flows of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated (subject, in the case of Unaudited Financial Statements, to normal, recurring year-end adjustments and the absence of full footnote disclosure).

(c) The Segmented Financial Statements (i) have been prepared from the books and records of the Company and its consolidated Subsidiaries in accordance with generally accepted accounting principles consistently applied and (ii) present fairly in all material respects the consolidated financial position and results of operations and cash flows of the Acquired Businesses as of the dates and for the periods indicated (subject to the assumptions and methodologies set forth therein, normal, recurring year-end adjustments and the absence of full footnote disclosure).

(d) The records, systems, controls, data and information of the Company are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company, except for any non-exclusive ownership and non-direct control that would not have a material adverse impact on the system of internal controls over financial reporting described in the following sentence. The Company has devised and maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

3.9 No Undisclosed Liabilities.

(a) The Company and its Subsidiaries do not have any liabilities of any nature whatsoever (whether absolute, accrued, contingent or otherwise or whether due or to become due), except for (i) those liabilities that are reflected or reserved against in the Audited Financial Statements or disclosed in the notes thereto, (ii) liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2011, including those reflected in the Unaudited Financial Statements, and (iii) liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except for (i) the Private Placement Notes, (ii) the Stockholder Subordinated Notes, the amount outstanding in respect of each as set forth in Section 3.9(b) of the Disclosure Schedule, and (iii) any other Indebtedness set forth in Section 3.9(b) of the Disclosure Schedule, there is no other outstanding Indebtedness of the Company or its Subsidiaries.

(c) Except as set forth in Section 3.9(c) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has posted or otherwise has outstanding any letters of credit, guarantees, bonds, collateral accounts or similar credit support obligations, other than any such obligations with an aggregate face or exposure amount of less than $1 million.

3.10 Absence of Certain Changes. Since June 30, 2011 through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects; (ii) neither the Company nor any of its Subsidiaries have taken any action that would be a violation of Sections 6.2(a), 6.2(c), 6.2(e), 6.2(f)(ii)-(iv), 6.2(g), 6.2(h), 6.2(i), 6.2(j), 6.2(k), 6.2(l), 6.2(n), or 6.2(p) if taken subsequent to the date hereof;

(iii) none of the Company or any of its Subsidiaries has made any capital contribution to, investment in or other payment to Lone Star, Offshore or Concorde other than in the ordinary course of business consistent with past practice; and (iv) no Material Adverse Effect has occurred.

3.11 Proceedings. There are no Proceedings pending or, to the Knowledge of the Indicated Persons, threatened, to which the Company or any Subsidiary of the Company is a party that, if adversely decided, would have, individually or in the aggregate, a Material Adverse Effect. There are no Orders of any Governmental Authority outstanding against the Company or any Subsidiary of the Company that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Section 3.11 of the Disclosure Schedule sets forth a description of all Proceedings and Orders where the actual amount in controversy is reasonably believed to be in excess of $2 million for the Company or any Subsidiary of the Company.

3.12 Compliance with Laws; Permits. The Company and its Subsidiaries are, and since January 1, 2009 have been, in compliance in all material respects with all applicable Laws. The Company and its Subsidiaries hold all Permits that are required for the lawful operation of its business as now conducted, except where the failure to hold any such Permit has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, and there has not occurred any default under any such Permit, nor will one result from the execution of this Agreement or the Closing, except to the extent that such default has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2009, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority that such Governmental Authority intends to revoke, not renew, or adversely modify any such Permits in a manner that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Notwithstanding the foregoing, this Section 3.12 shall not apply with respect to matters arising under Environmental Laws or with respect to Environmental Liabilities or Hazardous Materials.

3.13 Taxes.

(a) The Company and each Subsidiary of the Company has duly filed (or had duly filed on its behalf) or will duly file (or will have duly filed on its behalf) all Tax Returns required to be filed by or on behalf of it prior to the Closing, and all such Tax Returns are, or will be at the time of filing, accurate and complete in all material respects. The Company and each Subsidiary of the Company has duly paid (or has had paid on its behalf) in full all material Taxes that are due and payable (whether or not shown on such Tax Returns) or, where payment is not yet due, has deposited or made provision for the payment or deposit of all Taxes that have been incurred, other than Taxes which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established and maintained to the extent required under GAAP. The period (including any extensions) within which the IRS may assess federal income Taxes against the Company or any Subsidiary of the Company has closed with respect to all taxable years specified in Section 3.13(a) of the Disclosure Schedule and any liability with respect thereto has been satisfied.

(b) Except as set forth in Section 3.13(b) of the Disclosure Schedule, there are no current or pending Proceedings by any Governmental Authority relating to Taxes of the Company or any Subsidiary of the Company.

(c) There are no material claims asserted for Taxes or assessments upon the Company or any Subsidiary of the Company, except for claims for which such party has established adequate reserves.

(d) Except as set forth in Section 3.13(d)-1 of the Disclosure Schedule, neither the Company nor any Subsidiary of the Company has (i) waived any statute of limitations affecting any Tax liability or agreed to any extension of time during which a Tax assessment or deficiency assessment may be made, which waiver or extension is still outstanding, or (ii) requested an extension of time within which to file any Tax Return in respect of any taxable year that has not since been filed. Except as set forth in Section 3.13(d)-2 of the Disclosure Schedule, neither the Company nor any Subsidiary of the Company is a party to, is bound by or has any obligation under any Tax sharing, allocation or indemnification agreement or arrangement (other than an Employee Benefit Plan or such an agreement or arrangement exclusively between or among the Company and its Subsidiaries).

(e) Neither the Company nor any Subsidiary of the Company had been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(f) There are no material Liens for Taxes upon any of the assets or properties of the Company or any Subsidiary of the Company, other than with respect to Taxes not yet due and payable.

(g) Except as set forth in Section 3.13(g) of the Disclosure Schedule, no written claim has been made by a taxing authority in a jurisdiction where the Company or any Subsidiary of the Company does not file Tax Returns that the Company or any Subsidiary of the Company is or may be subject to taxation by that jurisdiction.

(h) Neither the Company nor any Subsidiary of the Company has any liability for the Taxes of any Person (other than the Company or any Subsidiary of the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(i) Except as set forth in Section 3.13(i) of the Disclosure Schedule, neither the Company nor any Subsidiary of the Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any tax period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in

Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, and (v) election under Section 108(i) of the Code.

(j) Neither the Company nor any Subsidiary of the Company has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(k) Neither the Company nor any Subsidiary of the Company has been a “personal holding company” as defined in Section 542(a) of the Code for open periods within which the IRS may assess federal income taxes against the Company or any Subsidiary of the Company.

3.14 Material Contracts.

(a) Section 3.14(a) of the Disclosure Schedule lists all of the following types of agreements to which the Company or any Subsidiary of the Company is a party or by which the Company or any Subsidiary of the Company or any of their respective properties or assets are bound, as of the date of this Agreement, in each case other than contracts associated with activities of the Gulf Coast Division and the Offshore Division, Employee Benefit Plans, Leases and geophysical or seismic licenses, permits, data acquisition or data sharing agreements, data processing agreements, and other licenses, permits and agreements for the acquisition and use of technical data, services and equipment that are commonly used in the oil and gas exploration and production industry (collectively the “Material Contracts”):

(i) any indenture, mortgage, loan, note, credit or similar contract under which the Company or any Subsidiary of the Company has borrowed any money or issued any note, bond, indenture or other evidence of Indebtedness for borrowed money, sold and leased back assets or guaranteed Indebtedness for others;

(ii) any guarantee by the Company or any Subsidiary of the Company of any obligation of another Person or guaranty of any Hedge (excluding any such guarantee by the Company or any Subsidiary of the Company of any obligation or Hedge of the Company or any Subsidiary of the Company);

(iii) except for joint operating agreements, drilling contracts, agreements with third party contractors for equipment and services associated with drilling, testing, completing and operating oil and gas wells, participation agreements, joint development agreements, exploration agreements or acreage dedication agreements, or agreements similar to the foregoing or amounts payable as contemplated by this Agreement, any agreement requiring expenditures after the date hereof in excess of $2 million in any twelve (12)-month period or $10 million during the term of any such agreement;

(iv) any Hedge positions of the Company or any Subsidiary of the Company as of the date of this Agreement, along with the associated ISDA Agreement supporting such Hedges;

(v) any material participation agreement, joint venture agreement, joint development agreement, exploration agreement or acreage dedication agreement (excluding, in respect of each of the foregoing, customary joint operating agreements), or any other contract that purports to materially limit or restrict the right of the Company or any Subsidiary of the Company to engage or compete in the business of exploring for, developing and producing, oil and natural gas in any geographic area, other than confidentiality agreements, area of mutual interest agreements or similar agreements entered into in connection with property or prospect reviews in the ordinary course of business;

(vi) any agreement that creates a partnership or joint venture (excluding, for the avoidance of doubt, any joint operating, area of mutual interest or similar agreement) that is material to the Company and its Subsidiaries, taken as a whole;

(vii) any settlement or similar agreement with any Governmental Authority or Order or consent of a Governmental Authority to which the Company or any Subsidiary of the Company is subject involving payments or future performance by the Company or any Subsidiary of the Company that is material to the Company and its Subsidiaries, taken as a whole;

(viii) any office lease for space rented by, and that is material to, the Company or any Subsidiary of the Company for their offices in Tulsa, Oklahoma; Denver, Colorado; or Midland, Texas;

(ix) any Tax partnership to which any of the Oil and Gas Interests are subject;

(x) any contract for the sale, marketing, gathering, processing, treating, storage or transportation of production (A) representing in respect of such contract 2.5% or more of the Company’s average monthly production and (B) with a term longer than 180 days from the date of this Agreement, unless terminable on less than 60 days notice or without financial penalty to the Company;

(xi) any contract executed by the Company or its Subsidiaries since January 1, 2010, through the date hereof, for the sale by the Company or any Subsidiary of the Company of any Lease and/or Well or other asset, which contract provides for an aggregate payment to the Company or its Subsidiaries of $5 million or more;

(xii) any area of mutual interest or similar agreement, which agreement is binding upon an aggregate amount of more than 10,000 acres (net to the Company) that are located in the Williston Basin, the Powder River Basin, the Green River Basin or the Anadarko Basin;

(xiii) any existing joint operating agreement covering the top 150 producing wells of the Company and its Subsidiaries, based on PV10 value pursuant to the Netherland, Sewell & Associates, Inc. reserves report prepared for Purchaser; and

(xiv) any other contract (excluding any and all previously identified contracts or agreements identified in Section 3.14(a) of the Disclosure Schedule) the expiration or termination of which would have a Material Adverse Effect and that cannot be replaced on substantially the same terms in the ordinary course of business of the Company or the applicable Subsidiary of the Company.

(b) Each Material Contract is valid and binding on the Company or the applicable Subsidiary of the Company party thereto, in full force and effect and, to the Knowledge of the Indicated Persons, enforceable against the other parties thereto in accordance with its terms, subject to the Bankruptcy Exception. The Company or the applicable Subsidiary of the Company party thereto has performed all obligations under and is not in breach or default under any Material Contract, other than those breaches or defaults that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. No event has occurred with respect to any Material Contract that, after notice or lapse of time, or both, would constitute a default by the Company or the applicable Subsidiary of the Company party thereto or, to the Knowledge of the Indicated Persons, any other party, that would have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. True and correct copies of the Material Contracts have been included in the DR or have otherwise been previously provided or made available to Purchaser.

3.15 Reserve Report. The Company has furnished or made available to Purchaser in the DR or otherwise a true and correct Aries data base internally prepared by the Company covering the proved developed oil and gas reserves of the Company and its Subsidiaries as of July 1, 2011 (the “Reserve Report”). The underlying non-interpretative factual data used in the preparation of the Reserve Report was, at the date of the Reserve Report, correct in all respects, except to the extent any such inaccuracies would not, individually or in the aggregate, have a Material Adverse Effect.

3.16 Oil and Gas Matters.

(a) Oil and Gas Interests. Except for property sold or otherwise disposed of in the ordinary course of business since July 1, 2011, as of the date of this Agreement, the Company and its Subsidiaries have Good and Defensible Title to all Oil and Gas Interests forming the basis for the reserves reflected in the Reserve Report relating to the Company interests referred to therein and attributable to interests owned by the Company and its Subsidiaries, free and clear of any Liens, except (i) Liens reflected in the DR, in the Financial Statements or in materials otherwise previously provided or made available to Purchaser and (ii) such imperfections of title, easements, Liens, lack of government, tribal or third party approvals or other matters and failures of title as, individually or in the aggregate, do not, or would not be reasonably expected to, have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to, have a Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Interests of the Company and its Subsidiaries are being received by them in a timely manner and are not being held in suspense. The gross and net undeveloped acreage of the Company and its Subsidiaries reflected in the DR was correct in all material respects as of the dates reflected in such DR disclosure, and there have been no changes in such gross or net undeveloped acreage, other than in the ordinary course of business, that have or could reasonably be expected to result in a Material Adverse Effect.

(b) Leases. Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Leases and other agreements (including easements and rights-of-way) pursuant to which the Company and its Subsidiaries lease or otherwise acquire or obtain operating rights affecting, directly or indirectly, any real or personal property that the Company has given value in the Reserve Report are in good standing, valid, effective and enforceable in accordance with their terms and are free and clear of Liens and (ii) the Company and each of its Subsidiaries have conducted their business in a manner that does not violate any of such agreements.

(c) Fixtures, Facilities and Equipment. Other than goods and other property sold, used or otherwise disposed of since July 1, 2011 in the ordinary course of business, the Company and its Subsidiaries have good and marketable title to, or a valid leasehold interest in, the Fixtures, Facilities and Equipment, free and clear of any Liens, except (i) Liens reflected in the Reserve Report or the Financial Statements and (ii) such imperfections of title, lack of government, tribal or third party approvals or other similar matters and failures of title as, individually or in the aggregate, do not or would not be reasonably expected to have a Material Adverse Effect.

(d) Good and Defensible Title. For purposes of this Agreement, “Good and Defensible Title” means title that is free from reasonable doubt to the end that a reasonable person engaged in the business of purchasing and owning, developing and operating oil and gas properties in the geographical areas in which they are located, with knowledge of all of the material facts and their legal bearing, would be willing to accept the same in a transaction involving interests of a comparable magnitude and nature to those of the Company reflected in the Reserve Report, taken as a whole, which title (i) entitles the Company or its respective Subsidiary to receive a percentage of the Hydrocarbons produced, saved and marketed from the respective oil, gas and mineral lease, unit or well throughout the duration of the productive life of such lease, unit or well that is not less than the net revenue interest shown in the Reserve Report for such lease, unit or well, except for decreases in connection with those operations in which the Company or its respective Subsidiary may be or hereafter become a non-consenting co-owner, and (ii) obligates the Company or its respective Subsidiary to bear a percentage of the costs and expenses associated with the ownership, operation, maintenance and repair of any oil, gas and mineral lease, unit or well that is no more than the working interest shown in the Reserve Report for such lease, unit or well, without increase throughout the life of such lease, unit or well other than (x) increases accompanied by at least a proportionate increase in the net revenue interest, (y) increases reflected in the Reserve Report and (z) increases resulting from contribution requirements with respect to defaulting co-owners under applicable Oil and Gas Agreements that are accompanied by at least a proportionate increase in the net revenue interest.

(e) Operations. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all of the Oil and Gas Interests operated by the Company or its Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices, in compliance with applicable Leases, and in compliance with applicable Law and (ii) neither the Company nor any of its Subsidiaries has produced Hydrocarbons from its Oil and Gas Interests in excess of limits under applicable regulations or other applicable limits on production that could result in curtailment of production from any such Oil and Gas Interest.

(f) Preferential Purchase Rights. None of the Company’s or its Subsidiaries’ material Oil and Gas Interests is subject to any preferential purchase right, consent right or similar right that would become operative as a result of the transactions contemplated by this Agreement.

(g) Authority for Expenditures. There are no outstanding authority for expenditures (AFEs) or similar requirements or other commitments to make capital expenditures that are binding on the owners of any Oil and Gas Interests of the Company or any Subsidiary of the Company and that the Company reasonably anticipates will individually require capital expenditures after June 30, 2011 net to the owner of the Oil and Gas Interests in excess of $10 million.

(h) Production. Other than gas balancing obligations, none of the Company or its Subsidiaries is obligated by virtue of a take or pay payment, advance payment or other similar payment (other than Royalties and similar arrangements established in the Leases) to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to the Company’s or such Subsidiary’s interest in the Oil and Gas Interests at some future time without receiving payment therefor at or after the time of delivery.

3.17 Royalties. All rentals, delay rentals, shut-ins, Royalties and other payments due under the Company’s and its Subsidiaries’ Oil and Gas Interests have been promptly and fully paid, except (i) to the extent such failure has not had and would not reasonably be expected to have a Material Adverse Effect and (ii) for amounts that are being held in suspense.

3.18 Intellectual Property. The Company and its Subsidiaries either own or have valid licenses or other rights to use all patents, copyrights, trademarks, software, databases, geological data, geophysical data, engineering data, maps, interpretations and other technical information used in their businesses as presently conducted, subject to the limitations contained in the agreements governing the use of the same, except to the extent that the failure to have such licenses or other rights has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

3.19 Insurance. Section 3.19 of the Disclosure Schedule sets forth all current policies of insurance owned or held by or maintained for the benefit of the Company or any Subsidiary of the Company, true and correct copies of which have been included in the DR. Such policies are in full force and effect and satisfy all requirements of applicable Laws and any agreements to which the Company or a Subsidiary of the Company is a party, except for such failure as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

3.20 Employee Related Matters.

(a) Section 3.20(a) of the Disclosure Schedule lists all material (i) employee benefit plans (as such term is defined in Section 3(3) of ERISA) and (ii) employee benefit arrangements, programs and/or policies, employment and/or consulting agreements, severance agreements, retention agreements, incentive programs or arrangements, sick leave, severance pay policies, salary continuation, disability, retirement, deferred compensation, bonus, stock purchase, stock appreciation, phantom stock, restricted stock or other equity compensation, change in control, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs, in each case, sponsored, maintained or contributed to by the Company or any Subsidiary of the Company or under which the Company or any Subsidiary of the Company has any liability, in each case, for the benefit of any current or former employee or director of the Company or any Subsidiary of the Company (together, the “Employee Benefit Plans”). No Employee Benefit Plan is a “defined benefit plan” as defined in Section 3(35) of ERISA, neither the Company nor any Subsidiary of the Company has incurred any liability under Title IV of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any Subsidiary of the Company of incurring any such liability. None of the Employee Benefit Plans is a multiemployer plan or multiple employer plan, in each case within the meaning of ERISA. No Employee Benefit Plan provides for any gross-up or additional payment by reason of the tax required by Section 409A or 4999 of the Code being imposed on such person. Neither the Company nor any of its Subsidiaries has since June 30, 2011 lowered the retirement age for any employee for purposes of the Company’s retiree welfare program.

(b) Except for any of the following matters as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) all benefits due under each Employee Benefit Plan have been timely paid and there are no suits, actions, disputes, claims (other than routine uncontested claims for benefits), arbitrations, administrative or other proceedings pending or, to the Knowledge of the Indicated Persons, threatened with respect to any Employee Benefit Plans;

(ii) none of the Employee Benefit Plans or any related trust or other funding medium thereunder or any fiduciary thereof is the subject of an audit investigation or examination by a governmental or quasi-governmental agency;

(iii) the Company and its Subsidiaries have administered and documented each Employee Benefit Plan (and if applicable, any related trust agreement, annuity or insurance contract) in compliance with such plan’s terms and applicable Law;

(iv) to the extent that the Company or any Subsidiary of the Company has provided or is providing post-retirement medical benefits to employees and former employees and their dependents (other than coverage required by Section 4980B of the Code), such benefits may be amended or terminated at any time without liability other than for benefits accrued or claims incurred prior to such amendment or termination, subject however to satisfaction of such requirements or procedures required to effect such amendment or termination set forth in applicable plan documents and satisfaction of any applicable legal requirements, including any notice requirements imposed by ERISA;

(v) no party dealing with any Employee Benefit Plan has engaged in any nonexempt prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code;

(vi) the negotiation or consummation of the transactions contemplated by this Agreement will not (A) entitle any current or former employee, director, consultant or officer of the Company or any Subsidiary of the Company to severance pay, or any other payment from the Company or any Subsidiary of the Company pursuant to any Employee Benefit Plan, (B) accelerate the time of distribution, payment or vesting, increase the amount of compensation or benefits due any such employee, director or officer, or result in the forgiveness of indebtedness for any such employee, director, or officer, or (C) trigger an obligation to fund benefits under any Employee Benefit Plan;

(vii) no Employee Benefit Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)) would, or would reasonably be expected to, result in payments under any of the Employee Benefit Plans which would not be deductible under Section 280G of the Code; and

(viii) each of the Employee Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received or timely filed for a favorable determination or opinion letter from the IRS with respect to all changes in applicable Law for which certain qualified plans were required to be amended, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Employee Benefit Plan.

3.21 Environmental Matters.

(a) The Company and its Subsidiaries are in compliance with all applicable Environmental Laws, except for any such noncompliance that has not had and would not be reasonably expected to have a Material Adverse Effect. There has been no release of any Hazardous Material by the Company or any Subsidiary of the Company or, to the Knowledge of the Indicated Persons, any other Person (i) from any off-site locations due to arrangements for disposal at such off-site locations made by the Company or any Subsidiary of the Company; (ii) from any Properties operated by the Company or any Subsidiary of the Company; or (iii) as a result of any operations or activities of the Company or any Subsidiary of the Company, that in any of the foregoing cases, would reasonably be expected to give rise to any Environmental Liability to the Company or any Subsidiary of the Company, except for such matters that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) To the Knowledge of the Indicated Persons (i) Hazardous Materials are not present at any of the Properties or at any other locations owned or controlled by the Company or any Subsidiary of the Company and (ii) Hazardous Materials of the Company or any Subsidiary of the Company (which include, for the avoidance of doubt, any Hazardous Materials with respect to which the Company or any Subsidiary of the Company could reasonably expect to have any obligation) or produced from the Properties are not present at any other locations, that could reasonably be expected to result in liability to or otherwise adversely affect the Company or any Subsidiary of the Company, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Neither the Company nor any Subsidiary of the Company has received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Authority or in writing from any other Person asserting that the Company or any Subsidiary of the Company is a potentially responsible party under CERCLA or any similar Environmental Law or is in violation of, or liable under, any Environmental Law or is or may have liability regarding any releases of or exposure to Hazardous Materials, except for such matters that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. None of the Company, any Subsidiary of the Company, or any of their respective properties or facilities are the subject of any enforcement action or other investigation by a Governmental Authority, except for such matters that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) The Company has made available to the Purchaser or its consultants and representatives all material reports of any environmental audits, assessments, reviews or other studies in the Company’s possession or, to the Knowledge of the Indicated Persons, control that contain any material information with respect to environmental compliance, liabilities, conditions or impacts on the Company or any Subsidiary of the Company.

3.22 Financial Advisors. Other than Jefferies, no financial advisor, investment banker, broker, finder, agent or other Person has been retained by or is authorized to act on behalf of the Company or any Subsidiary of the Company, and there are no financial advisor’s, investment banking, brokerage, finder’s or other fee or commission payable by the Company or any Subsidiary of the Company in connection with, the transactions contemplated by this Agreement, other than the Jefferies Payments.

3.23 Related Party Transactions.

(a) For purposes of this Section 3.23,

(i) “Related Party” means (A) each Person who owns beneficially or of record any of the outstanding Shares, (B) each individual who is an officer or director of the Company or any Subsidiary of the Company, (C) each Affiliate of any of the Persons referred to in clauses (A) or (B) above and (D) any Person (other than the Company or any Subsidiary of the Company) in which any one of the individuals referred to in clauses (A), (B) and (C) above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest; and

(ii) “Family Member” means (A) each family member of a Related Party that is a natural Person or (B) any Person (other than the Company or any Subsidiary of the Company) in which any one of the individuals referred to in clause (A) above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.

(b) No Related Party of the Company or any Subsidiary of the Company and, to the Knowledge of the Indicated Persons, no Family Member (i) owns, directly or through another Person, any equity or other financial or voting interest in any competitor, supplier, licensor, lessor, distributor, independent contractor of, or purchaser of oil, gas or related products from, the Company or any Subsidiary of the Company, other than ownership of a passive investment of not more than five percent (5%) of any security traded on a national securities exchange, (ii) owns, directly or through another Person, or has any interest in any property (real or personal, tangible or intangible) that the Company or any Subsidiary of the Company uses in the operation of its business in the ordinary course of business, (iii) has any business dealings or a financial interest in any transaction with the Company or any Subsidiary of the Company or involving any of their assets or property, other than business dealings or transactions conducted in the ordinary course of business at prevailing market prices and on prevailing market terms, (iv) is employed by the Company or any Subsidiary of the Company or (v) is otherwise party to a contract between the Company and its Subsidiaries on the one hand and such Person on the other hand.

3.24 Sufficiency of Assets. After giving effect to the Gulf Coast and Offshore Reorganization and the Selling Stockholder Transactions, the Company and its Subsidiaries will own or have the valid right to use all of the property and assets necessary to the conduct of the business (other than the Offshore Division business and the Gulf Coast Division business) of the Company and its Subsidiaries as it has been conducted immediately prior to the date hereof, including the properties and assets reflected on the Audited Financial Statements (other than the properties and assets of the Offshore Division business and Gulf Coast Division business and the assets identified on Schedule 10.9 of the Disclosure Schedule).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE

SELLING STOCKHOLDERS

Each Selling Stockholder hereby represents, severally and not jointly, to Purchaser that:

4.1 Organization and Standing. Such Selling Stockholder is a trust, limited liability company or non-profit corporation, as applicable, duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite trust, limited liability company or corporate power and authority to own, lease and operate its properties and to carry on its business.

4.2 Power and Authority; Valid and Binding Agreement. Such Selling Stockholder has all requisite trust, limited liability company or corporate power, authority and legal capacity to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by such Selling Stockholder in connection with the consummation of the transactions contemplated by this Agreement (together with this Agreement, the “Selling Stockholder Documents”), and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the Selling Stockholder Documents and the consummation by such Selling Stockholder of the transactions contemplated hereby and thereby have been duly authorized by all required trust, limited liability company or corporate action on the part of such Selling Stockholder. This Agreement has been, and each of the Selling Stockholder Documents will be at or prior to the Closing, duly and validly executed and delivered by such Selling Stockholder, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement, constitutes, and each Selling Stockholder Document, when so executed and delivered, will constitute, the legal, valid and binding obligation of such Selling Stockholder, enforceable against such Selling Stockholder in accordance with its terms, subject to the Bankruptcy Exception.

4.3 Non-Contravention. None of the execution and delivery by such Selling Stockholder of this Agreement or the Selling Stockholder Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by such Selling Stockholder with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the trust or limited liability company agreement, charter or bylaws, or other applicable constituent documents of such Selling Stockholder; (ii) any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which such Selling Stockholder is a party or by which any of the properties or assets of such Selling Stockholder are bound, or (iii) assuming compliance with the matters referred to in Section 4.4, any applicable Law binding upon such Selling Stockholder, except in the case of each of clauses (ii) and (iii) above, for any such conflicts, violations, defaults, terminations, or cancellations that would, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by the Selling Stockholder Documents or the ability of such Selling Stockholder to fully perform its covenants and obligations under the Selling Stockholder Documents.

4.4 Required Governmental Consents. No Consent of any Governmental Authority is required on the part of such Selling Stockholder in connection with the execution, delivery by the Company of the Selling Stockholder Documents and the consummation of the transactions contemplated hereby and thereby, except compliance with any applicable requirements of the HSR Act.

4.5 Ownership and Transfer of Shares. Such Selling Stockholder is the record and beneficial owner of the Shares indicated as being owned by such Selling Stockholder on Annex A, free and clear of any and all Liens or restrictions on transfer (other than restrictions on transfer arising under applicable securities Laws). Such Selling Stockholder has the trust, limited liability company or corporate power and authority to sell, transfer, assign and deliver such Shares as provided in this Agreement, and the sale, transfer, assignment and delivery of the Purchased Shares will convey to Purchaser good title to the Purchased Shares, free and clear of any and all Liens or restrictions on transfer (other than restrictions on transfer arising under applicable securities Laws).

4.6 Litigation. There are no Proceedings pending or, to the Knowledge of such Selling Stockholder, threatened that would, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by the Selling Stockholder Documents or the ability of such Selling Stockholder to fully perform its covenants and obligations under the Selling Stockholder Documents.

4.7 Financial Advisors. No financial advisor, investment banker, broker, finder, agent or other Person has been retained by or is authorized to act on behalf of such Selling Stockholder who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Company and the Selling Stockholders that:

5.1 Organization. Purchaser is duly organized, validly existing and in good standing under the laws of Delaware and has the requisite corporate power and authority to carry on its business as presently being conducted. Purchaser is duly qualified or licensed to do business and in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Purchaser to fully perform its covenants and obligations under this Agreement.

5.2 Power and Authority; Valid and Binding Agreement. Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby has been duly authorized by all necessary corporate action on the part of Purchaser and no additional corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by the Company and the Selling Stockholders, constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Bankruptcy Exception.

5.3 Non-Contravention. The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby do not and will not (a) conflict with or result in a violation of any provision of Purchaser’s Governing Documents, (b) conflict with or result in a violation of any provision of, or constitute (with or without the giving of notice or the passage of time or both) a default under, or give rise (with or without the giving of notice or the passage of time or both) to any right of termination, cancellation, or acceleration under, any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Purchaser is a party or by which Purchaser or any of its properties or assets may be bound, (c) result in the creation or imposition of any Lien on any of the properties or other assets of Purchaser, or (d) assuming compliance with the matters referred to in Section 5.4, violate any applicable Law binding upon Purchaser, except in the case of each of clauses (b), (c) and (d) above, for any such conflicts, violations, defaults, terminations, cancellations, accelerations, losses, creations or impositions of Liens that would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Purchaser to fully perform their respective covenants and obligations under this Agreement.

5.4 Required Government Approvals. No Consent of any Governmental Authority is required on the part of Purchaser in connection with the execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby, except compliance with any applicable requirements of the HSR Act.

5.5 Proceedings. There are no Proceedings pending or, to the Knowledge of Purchaser, threatened, in which Purchaser is or may be a party affecting the execution and delivery of this Agreement by Purchaser or the consummation of the transactions contemplated hereby by Purchaser.

5.6 Operations of Purchaser. Purchaser has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Closing will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein or in connection with consummation of the transactions contemplated hereby.

5.7 Solvency. Assuming (a) satisfaction of the conditions to Purchaser’s obligation to consummate the transactions contemplated hereby, or waiver of such conditions, (b) the accuracy of the representations and warranties of the Company set forth in Article III (for such purposes, reading such representations and warranties without giving effect to any “Knowledge”, materiality or “Material Adverse Effect” qualification or exception), and (c) any estimates, projections or forecasts, including of reserves, provided by the Company or the Selling Shareholders to Purchaser prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable, after giving effect to the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the Net Share Consideration, any other repayment or refinancing of debt contemplated in this Agreement or the Financing Commitments, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, the Company will be Solvent as of the Closing and immediately after the consummation of the transactions contemplated hereby.

5.8 Limited Guarantees. Concurrently with the execution of this Agreement, the Guarantors have executed and delivered to the Company the Limited Guarantees. The Limited Guarantees are in full force and effect and are valid, binding and enforceable obligations of the Guarantors. No event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under the Limited Guarantees.

5.9 Financing.

(a) Purchaser has delivered to the Selling Stockholders true and complete copies of: (i) the executed debt commitment letter, dated as of the date hereof, by and among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Wells Fargo Bank N.A., WF Investment Holdings, LLC, Wells Fargo Securities, LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of Montreal, BMO Capital Markets Corp., Barclays Bank PLC, Citigroup Global Markets, Inc., Credit Suisse AG, Credit Suisse Securities (USA) LLC, Mizuho Corporate Bank, Ltd., Royal Bank of Canada, Jefferies Finance LLC, KKR Corporate Lending LLC and KKR Capital Markets LLC (collectively, the “Financing Sources”) regarding the terms and conditions of the financing to be provided by such commitment letter attached hereto as Exhibit B-1 (such commitment letter, including all exhibits, schedules, annexes and amendments thereto and each such fee letter and engagement letter, collectively, the “Debt Commitment Letters”), pursuant to which, upon the terms and subject to the conditions set forth therein, certain of the Financing Sources have agreed to lend the amounts set forth therein (the “Debt Financing”) for the purpose of funding the transactions contemplated herein and (ii) the executed equity commitment letters, dated as of the date hereof, among KKR 2006 Fund, L.P., KKR Fund Holdings L.P., Crestview Partners II, L.P., ITOCHU Corporation and Natural Gas Partners IX, L.P. (collectively, the “Investors”) attached hereto as Exhibit B-2 (the “Equity Commitment Letters” and, together with the Debt Commitment Letters, the “Commitment Letters”), pursuant to which, upon the terms and subject to the conditions set forth therein, each of the Investors has committed to invest in Purchaser the cash amount set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”).

(b) As of the date hereof, (i) the Equity Commitment Letters are in full force and effect and are valid and binding obligations of Purchaser and, to the Knowledge of Purchaser, the other parties thereto enforceable in accordance with their respective terms, (ii) the Debt Commitment Letters are in full force and effect and are valid and binding obligations of Purchaser and, to Purchaser’s knowledge, the other parties thereto enforceable in accordance with their respective terms, and (iii) the Commitment Letters are not subject to any conditions precedent related to the funding of the net proceeds of the Financing that are not set forth in the copies of the Commitment Letters attached hereto as Exhibit B-1 and Exhibit B-2.

(c) The Commitment Letters have not been amended or modified prior to the date hereof and the respective commitments contained in the Commitment Letters have not been terminated, reduced, withdrawn or rescinded prior to the date hereof.

(d) As of the date hereof, neither any Investor nor any Financing Source has notified Purchaser of its intention to terminate any of the Commitment Letters or not to provide the Financing.

(e) As of the date hereof, Purchaser is not in default or breach under any term or condition of the Commitment Letters and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach by Purchaser under any term or condition of the Commitment Letters. As of the date hereof, Purchaser has no reason to believe that it or any other party thereto will be unable to satisfy on a timely basis any of the conditions to the Financing to be satisfied pursuant to the Commitment Letters on the Closing Date.

(f) Assuming (i) the Financing is funded in accordance with its terms and conditions and (ii) the satisfaction of the conditions to Purchaser’s obligations to consummate the transaction set forth in Section 11.2, the net proceeds from the Financing will be sufficient to consummate the transaction contemplated herein.

(g) There are no side letters, understandings or other agreements or arrangements relating to the Financing to which Purchaser or any of its Affiliates are a party that impose conditions to the funding of the Financing, other than the Commitment Letters.

(h) Purchaser or an Affiliate thereof on its behalf has fully paid any and all commitment or other fees required by the Debt Commitment Letters to be paid by the date hereof. Subject to the terms thereof, including the termination provisions thereof, the Equity Commitment Letters provide, and will continue to provide, that the Company is a third party beneficiary thereof and is entitled to enforce the Equity Commitment Letters in accordance with section 14.10(b).

5.10 Independent Evaluation.

(a) Purchaser or its Affiliates are experienced and knowledgeable investors in the oil and gas business or owners of oil, gas and mineral properties. Purchaser has had access to the Properties, the officers and certain representatives of the Company, and the books, records and files of the Company and its Subsidiaries relating to the Properties and other data and information made available for Purchaser’s review in the DR and all information communicated to Purchaser or its representatives in presentations, answers to questions posted in the DR or otherwise provided to Purchaser or its representatives by the Selling Stockholders or the Company in any form or format in connection the transactions contemplated hereby; provided, however, that Purchaser acknowledges and agrees that none of the Company, any Selling Stockholder or any Person acting on its behalf has made any representations or warranties, express or implied, written or oral, as to (i) the accuracy or completeness of the books, records and files of the Company and its Subsidiaries, except for the representations and warranties of the Company and the Selling Stockholders contained in this Agreement, or (ii) any other information relating to the Properties furnished to Purchaser or its representatives by or on behalf of the Company or its Subsidiaries, including (A) data and information made available for Purchaser’s review in the DR and information communicated to Purchaser or its representatives in presentations, answers to questions posted in the DR or otherwise provided in any form or format in connection the transactions contemplated hereby, (B) any estimate with respect to the value of the Properties or reserves, (C) the ability to obtain required permits, spacing orders (including increased density spacing orders), (D) exceptions or other approvals that may be necessary to develop the Properties, (E) the spacing pattern that may apply to the Properties, (F) the availability or adequacy of facilities or capacity for gathering, compressing, treating, transporting, storing or processing Hydrocarbons produced from the Wells or any additional wells drilled on the Oil and Gas Interests, (G) whether adequate rights-of-way exist for facilities for gathering, compressing, treating, transporting, storing or processing Hydrocarbons that are included in the Properties, or (H) any projections as to events that could or could not occur.

(b) In making the decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied only on (i) its own independent due diligence investigation of the Company and its business and operations, including the Oil and Gas Interests and Fixtures, Facilities and Equipment, and (ii) the representations, warranties and covenants made by the Company and the Selling Stockholders in this Agreement, and has been advised by and has relied solely on its own expertise and its legal, land, tax, reservoir engineering, marketing and other professional advisors concerning the transactions contemplated hereby and the documents referred to herein, including its own estimate and appraisal of the extent and value of the petroleum, natural gas and other reserves attributable to the Properties and the prices that may be received for Hydrocarbons produced therefrom.

(c) None of the Company, any Selling Stockholder or any Person acting on its behalf has made any representations, warranties or other statements or disclosures on which Purchaser has relied as to any matter relevant to the transactions contemplated hereby and the documents referred to herein except as expressly set forth herein.

5.11 Financial Advisors. There is no financial advisor, investment banker, broker, finder, agent or other Person has been retained by or is authorized to act on behalf of Purchaser who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement and for which any Selling Stockholder could have any liability.

5.12 Capitalization.

(a) Immediately after the Closing, the authorized capital stock of Purchaser will consist of (i) shares of common stock, par value $0.01 per share, (ii) the Senior Redeemable Preferred Stock issued to the Selling Stockholders pursuant to Section 2.2(d) hereof and (iii) at the Purchaser’s election, additional shares of capital stock ranking junior to the Preferred Stock. All outstanding shares of Senior Redeemable Preferred Stock will be duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights or other restriction on the right to vote, sell or otherwise dispose of such shares other than any restrictions on transfer or voting included in the certificate of designations attached hereto as Annex C, pursuant to which the Senior Redeemable Preferred Stock is issued.

(b) Except as set forth in Section 5.12(a), immediately after the Closing there will be (i) no outstanding shares of capital stock of the Purchaser that rank senior or pari passu to the Senior Redeemable Preferred Stock, (ii) no outstanding securities of Purchaser convertible into or exchangeable for shares of capital stock that would rank senior or pari passu to the Senior Redeemable Preferred Stock, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from Purchaser, or that obligate the Purchaser to issue, any capital stock, or any securities convertible into or exchangeable for shares of capital stock in Purchaser, in each case to the extent that such capital stock would rank senior or pari passu to the Senior Redeemable Preferred Stock.

ARTICLE VI

CONDUCT OF BUSINESS PENDING CLOSING

6.1 Conduct and Preservation of Business. Except as expressly required or permitted by this Agreement, during the period from the date of this Agreement to the Closing Date, the Company will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary course thereof consistent in all material respects with past practice and use its reasonable best efforts to preserve substantially intact the business organization and assets of the respective entities, keep available the services of its current officers, employees and consultants, and preserve its current relationships with customers, suppliers, Governmental Authorities and other Persons with whom it has significant business relations or regulatory compliance requirements.

6.2 Restrictions on Certain Actions. Without limiting the generality or effect of Section 6.1, except as described in Article VII and Section 10.9, from and after the date of this Agreement and prior to the Closing, the Company will not, and will cause each of its Subsidiaries not to, take any of the following actions without the prior written consent of Purchaser (which consent will not be unreasonably withheld, conditioned or delayed in respect of the matters in clauses (f) through (r)):

(a) amend its Governing Documents;

(b) issue, sell or deliver any Company Securities or Subsidiary Securities;

(c) redeem, purchase or otherwise acquire any of the Shares or any other outstanding Company Securities or Subsidiary Securities or declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of the Shares or any other Company Securities or Subsidiary Securities, other than in connection with the settlement of outstanding SARs granted under the SAR Plan to the extent any payments to settle such outstanding SARs are included in clause (i) of the definition of “Adjustments to Purchase Price”;

(d) adjust, split, combine, subdivide or reclassify the Shares or any other Company Securities or Subsidiary Securities;

(e) enter into any agreement with respect to the sale, voting, registration or repurchase of the Shares or any other Company Securities or Subsidiary Securities;

(f) (i) (A) create, incur, guarantee or assume any indebtedness for borrowed money or (B) otherwise become liable or responsible for the obligations of any other Person, other than in the ordinary course of business, (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than employee advances in the ordinary course of business, (iii) pledge or otherwise encumber shares of capital stock or other equity securities of the Company or any Subsidiary of the Company, (iv) mortgage or pledge any of the assets, tangible or intangible, of the Company or any Subsidiary of the Company (except for customary Liens contained in or arising under Oil and Gas Agreements binding on the Company or any Subsidiary of the Company with respect to amounts not yet due or not yet delinquent, and statutory Liens for amounts not yet due or not yet delinquent) or (v) enter into any new, or terminate any existing, Hedge arrangements except as otherwise agreed by Purchaser in writing;

(g) (i) except as may be required by applicable Law or the terms of the applicable Employee Benefit Plan, amend in any material respect or terminate any Employee Benefit Plan or adopt any material bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase, pension, retirement, deferred compensation, employment, or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee, (ii) materially increase in any manner the compensation or fringe benefits of any director, officer or employee, (iii) pay to any director, officer or employee any material benefit not required by any Employee Benefit Plan or other agreement as in effect on the date hereof or (iv) lower the retirement age for any employee for purposes of the Company’s retiree welfare programs;

(h) acquire, sell, lease, transfer or otherwise dispose of, directly or indirectly, any assets, except for (i) sales of Hydrocarbons, entering into Leases, or acquisitions or sales of Properties, in each case, in the ordinary course of business consistent with past practices, (ii) purchase or sales of inventory or equipment in the ordinary course of business; (iii) sales of excess or obsolete assets in the ordinary course of business; (iv) acquisitions of seismic, geophysical, geotechnical or similar data; and (v) acquisitions, sales, leases, transfers or dispositions of any other assets not exceeding $10 million in the aggregate;

(i) acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or any division thereof;

(j) except for capital expenditures related to an Emergency, an event of Force Majeure, or as required on a non-discretionary basis pursuant to the terms of any Lease or Oil and Gas Agreement, make any capital expenditure which is in excess of the amount contemplated by the 2012 capital expenditures budget and updates thereto through the date of this Agreement, as included in Section 6.2(j) of the Disclosure Schedule, by $10 million individually or $25 million in the aggregate;

(k) make, change or revoke any Tax election except elections consistent with past practices and which are required to be made in connection with Tax Returns filed for any Tax period ending prior to the Closing Date, adopt or change an annual accounting period, adopt or change any accounting method with respect to Taxes, file any amended Tax Return, enter into any closing agreement, settle or compromise any Proceeding with respect to any Tax claim or assessment relating to the Company or any Subsidiary of the Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period with respect to Taxes;

(l) change any of the accounting principles or practices used by it, except for any change required by reason of a concurrent change in generally accepted accounting principles;

(m) except in the ordinary course of business consistent with past practice (but only after consulting with Purchaser), enter into, renew, extend, amend in any material respect, or terminate any Material Contract or any contract that would be a Material Contract if in existence on the date hereof;

(n) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises not exceeding the amount for which an accounting reserve has been established by the Company, or that involve only the payment of monetary damages not in excess of (i) the amount accrued in respect thereof in the Audited Financial Statements or (ii) if not so accrued, $2.5 million individually or $10 million in the aggregate (excluding amounts to be paid under insurance policies);

(o) except as herein contemplated, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity;

(p) with respect to any material Lease or Well, voluntarily resign or transfer operatorship, except in connection with dispositions of Leases or Wells;

(q) make any transfers of property or assets to any Affiliate of the Company, other than (i) intercompany transfers of properties and assets among the Company and its Subsidiaries (excluding Lone Star, Offshore and Concorde), (ii) transfers of cash among the Company and its Subsidiaries in the ordinary course of business consistent with past practice, and (iii) transfers in accordance with or related to the Gulf Coast and Offshore Reorganization and the Selling Stockholder Transaction, including settlement of any outstanding intercompany account balances;

(r) authorize or propose, or agree, in writing or otherwise, to take any of the actions described in this Section 6.2; or

(s) intentionally take or omit any action that would (i) cause any representation or warranty made by the Company in this Agreement to be untrue, (ii) result in a breach of any covenant made by the Company in this Agreement, or (iii) have a Material Adverse Effect

6.3 Additional Actions. Except for actions required under the terms of this Agreement, none of the parties hereto shall intentionally take or permit any of its Affiliates to take any action that is reasonably likely to prevent or delay in any material respect the consummation of the transactions contemplated hereby.

ARTICLE VII

GULF COAST AND OFFSHORE REORGANIZATION

The assets and liabilities of the Company’s Offshore Division and Gulf Coast Division, to the extent referenced in Section 7.1 of the Disclosure Schedule, including the equity interests in Offshore, Lone Star and Concorde, shall be and are excluded from the transactions contemplated by this Agreement. Prior to Closing, the Gulf Coast and Offshore Reorganization transactions between the Company, its Subsidiaries and Schusterman shall occur as set forth in this Article VII.

7.1 Corporate Actions.

(a) Newco. Prior to Closing, the Company shall cause Samson Holdings Inc. and Samson Resources Company to form a new Delaware limited liability company (“Newco”) under the name “Samson LS, LLC” with Samson Holdings Inc. holding 99% of the membership interests in Newco and Samson Resources Company holding 1% of the membership interests in Newco. Samson Holdings Inc. and Samson Resources Company shall contribute their interests in Lone Star to Newco.

(b) Offshore. Prior to the Closing, the Company shall cause Offshore to be converted from an Oklahoma corporation to an Oklahoma limited liability company.

(c) Concorde. Prior to Closing, the Company shall cause Concorde to be converted from a Delaware corporation to a Delaware limited liability company.

(d) Stockholder Subordinated Notes. Prior to Closing, Schusterman will be organized and the Selling Stockholders that hold the Stockholder Subordinated Notes will cause Stockholder Subordinated Notes in a principal amount equal to the lesser of (i) $533,334,000 and (ii) the Gulf Coast/Offshore Purchase Price to be transferred and conveyed to Schusterman. In the event the Gulf Coast/Offshore Purchase Price is less than $533,334,000, immediately prior to Closing, SFT (Delaware) Management, LLC shall contribute Stockholder Subordinated Notes with a principal amount equal to such difference to the capital of the Company.

7.2 Transfer of Properties to, and Capitalization of, Newco. Prior to Closing, the Company shall cause the transfer, assignment and distribution to Newco, effective July 1, 2011, of all Properties owned or held by Lone Star that are not located within, used in conjunction with, or directly associated with the Gulf Coast Division and/or the Offshore Division (the “Newco Properties”), and Newco shall assume and agree to timely fulfill, perform, pay and discharge (or cause to be timely fulfilled, performed, paid or discharged) all of the obligations and liabilities, known or unknown, of Lone Star to the extent related to or arising out of the Newco Properties, regardless of whether such obligations or liabilities arose prior to or after the Closing.

7.3 Transfer of Properties to Lone Star. Prior to Closing, the Company shall cause the transfer and assignment to Lone Star, effective July 1, 2011, of all the assets and liabilities set forth or referenced in Section 7.1 of the Disclosure Schedule owned or held by the Company or any Subsidiary, other than Lone Star, or that are otherwise located within, used in conjunction with, or directly associated with the Gulf Coast Division and/or the Offshore Division as defined in Sections 1.1(a) and 1.1(c), respectively, of the Disclosure Schedule (the “Lone Star Properties”), and Lone Star shall assume and agree to timely fulfill, perform, pay and discharge (or cause to be timely fulfilled, performed, paid or discharged) all of the obligations and liabilities, known or unknown, of the Company and its Subsidiaries to the extent related to or arising out of the Lone Star Properties, regardless of whether such obligations or liabilities arose prior to or after the Closing.

7.4 Transfer of Properties to Concorde. Prior to Closing, the Company shall cause the transfer and assignment to Concorde, effective July 1, 2011, of all the assets and liabilities set forth or referenced in Section 7.1 of the Disclosure Schedule owned or held by the Company or any Subsidiary, including Samson Contour Energy E&P, LLC, or that are otherwise within, used in conjunction with, or directly associated with the Gulf Coast Division and/or the Offshore Division as described in Sections 1.1(a) and 1.1(c), respectively, of the Disclosure Schedule (the “Concorde Properties”), and Concorde shall assume and agree to timely fulfill, perform, pay and discharge (or cause to be timely fulfilled, performed, paid or discharged) all of the obligations and liabilities, known or unknown, of the Company and its Subsidiaries to the extent related to or arising out of the Concorde Properties, regardless of whether such obligations or liabilities arose prior to or after the Closing.

7.5 Cancellation of Intercompany Accounts. Prior to Closing, all outstanding intercompany accounts receivable and payable between Lone Star, Concorde and Offshore, on the one hand, and the Company and its remaining Subsidiaries, on the other hand, shall be voided and cancelled (excluding, for clarification, the accounts payable and accounts receivable set forth or referenced in Section 7.1 of the Disclosure Schedule). All cash and cash equivalents at Lone Star, Concorde and Offshore shall be transferred at Closing to the Company or a Subsidiary of the Company as designated in writing by the Purchaser.

7.6 Transfer Documents. Prior to Closing, the transfer of Properties contemplated by Sections 7.2, 7.3 and 7.4 shall be made by general, blanket conveyance and assumption documentation prepared by the Company and reasonably acceptable to Purchaser, which documentation is not intended to be filed of record in any federal, state, county or parish recording offices. Thereafter, the Company, with the reasonable cooperation of Schusterman, shall prepare, or cause to be prepared, any such actual deeds, assignments, bills of sale, assumption agreements and other formal conveyance documents necessary to complete such transfers and shall file such documents, or shall cause such documents to be filed, of record in the appropriate federal, state, county or parish recording offices, all in a timely manner and with no requirement that such actions be completed prior to Closing.

7.7 Purchase by Schusterman. As soon as reasonably practicable following the date hereof, and at least ten (10) calendar days prior to the Closing Date, the Selling Stockholders shall deliver to Purchaser a copy of the Valuation, which shall be reasonably acceptable to Purchaser. Immediately prior to Closing, the Company shall cause the transfer and assignment to Schusterman of all the membership interests in Lone Star, Offshore and Concorde in consideration for the conveyance and assignment of the Stockholder Subordinated Notes transferred and conveyed to Schusterman pursuant to Section 7.1(d) for cancellation. In the event the Gulf Coast/Offshore Purchase Price exceeds $533,334,000, such excess shall be treated, for Tax purposes only, as a payment in partial redemption of the Shares held by the Schusterman equity holders. For the avoidance of doubt, such treatment shall not in any way reduce the Net Share Consideration hereunder.

7.8 Gulf Coast Division and Offshore Employees.

(a) The following employees (exempt, non-exempt, full-time or part-time) of the Company and its Subsidiaries shall remain or become employees of Offshore and/or Lone Star from and after the Closing (collectively the “Gulf Coast Division and Offshore Employees”):

(i) All employees of Offshore and/or Lone Star whose primary place of employment is Houston, Texas, and who are assigned to either the Gulf Coast Division or Offshore, and remain employed by Lone Star and/or Offshore on the Closing Date. The individuals who are so employed currently are shown under the headings “Gulf Coast,” “International & Offshore (GOM),” “Gulf Coast-Mid & Upper Gulf Coast-Houston,” and “Gulf Coast-Division Operations” in the Company’s organization chart as of October 4, 2011, a copy of which was previously provided to Purchaser.

(ii) All Texas and Louisiana field employees whose primary activities are associated with the Gulf Coast Division and who remain employed by the Company on the Closing Date. The individuals who are so employed currently are shown under the heading “Gulf Coast-Field” in the Company’s organization chart as of October 4, 2011, a copy of which was previously provided to Purchaser.

(iii) Subject to the provisions of Section 7.8(b), all Tulsa, Oklahoma based employees who are identified in Section 7.8(a)(iii) of the Disclosure Schedule and who remain employed by the Company on the Closing Date.

(b) With respect to the employees identified in Section 7.8(a)(iii) of the Disclosure Schedule, Offshore and/or Lone Star shall, as soon as reasonably practicable, make an offer of employment to all identified individuals. If an employment offer is rejected by an identified employee, he/she will remain an employee of the Company. In such an event, upon agreement with Purchaser, Offshore and/or Lone Star shall make an employment offer to Company employees with similar experience and skills.

(c) Schusterman shall covenant and agree to employ the Gulf Coast Division and Offshore Employees, who remain employed on a permanent full-time or part-time basis immediately following Closing (whether or not then actively at work, including any employees who are on sick leave, vacation leave, leave of absence or disability leave), at least at the same salary or hourly wage rate and position in effect immediately prior to the Closing and shall indemnify and hold harmless the Company for any claims by such employees against the Company and its Subsidiaries (other than Lone Star, Offshore and Concorde) or any liabilities in respect of such employees, including any claims by such employees in respect of a termination of their employment, any change to their compensation or employee benefits and any severance, termination or other similar payment payable to such employee as a result of events occurring after the Closing. Any obligations for indemnification under this Section 7.8(c) shall be subject to and governed by the indemnification procedures set forth in Article IX.

(i) Schusterman Change of Control Arrangements. All employees who remain or become employees of Lone Star and/or Offshore at the Closing will retain the same change of control arrangements as provided by the Company immediately prior to the Closing, provided that Schusterman, Lone Star and/or Offshore shall be responsible for any such change of control payments and other obligations required by such change of control agreements.

(ii) Schusterman Plans. Schusterman shall credit each Gulf Coast Division and Offshore Employee with his or her years of service with the Company, the Subsidiaries of the Company and any predecessor entities under any employee benefit plans provided by Schusterman to the same extent as such employee was entitled immediately prior to the Closing to credit for such service under any similar Employee Benefit Plan. The Gulf Coast Division and Offshore Employees shall not be denied coverage under such plans on the basis of pre-existing conditions or applicability of qualification or waiting periods and such employees shall be credited for any deductibles and out-of-pocket expenses paid under the Company Employee Benefit Plans in the year of initial participation in such Schusterman employee benefit plans.

(d) No provision in this Section 7.8 shall (i) create any third-party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of the Company or its Subsidiaries, nor in any Person other than the parties hereto and their respective successors and permitted assigns, (ii) constitute or create or be deemed to constitute or create an employment agreement or (iii) constitute or be deemed to constitute an amendment to any employee benefit plan sponsored or maintained by the Company, Schusterman, Lone Star, Offshore, Concorde, or any of their respective Subsidiaries or Affiliates.

7.9 Delivery and/or Destruction of Records.

(a) Within ninety (90) calendar days after the Closing, the Company and Schusterman shall undertake, shall cause their Subsidiaries and Affiliates to undertake, and shall cooperate with each other with regard to, the following:

(i) Transfer and delivery by, and on behalf of, the Company to Schusterman any and all original files, records and data in any form or media, including all paper files and records, all magnetic, electronic and imaged files, records and data wherever stored, and all Confidential Information (except for electronically stored and maintained payroll, Employee Benefits, accounting, financial, tax and production information to the extent, and only to the extent, necessary to prepare and submit reports or filings required by Law and, then, limited only for the necessary time period(s) required for such reports and filing) (collectively the “Records”) relating to the Transferred Assets and the Company Business associated therewith, without retaining any such Records or copies thereof except for (i) Records necessary for the accounting under Annex B (in which case, subject to Section 7.9(b)(i) below, copies of such Records shall be made and furnished to Schusterman) and (ii) a copy of such Records that are also related to the assets or business of the Company and its Subsidiaries other than the Transferred Assets and the Company Business associated therewith.

(ii) Transfer and delivery by, and on behalf of, Schusterman to the Company any and all Records relating to the Properties of the Company and its Subsidiaries and the Company Business associated therewith (other than the Transferred Assets and the Company Business associated therewith), except for and excluding, without retaining any such Records or copies thereof except for (i) Records necessary for the accounting under Annex B (in which case, subject to Section 7.9(b)(ii) below, copies of such Records shall be made and furnished to the Company) and (ii) a copy of such Records that are also related to the Transferred Assets and the Company Business associated therewith.

(iii) Require Jefferies to create (A) one (1) preservation copy of documents in the DR relating to the Gulf Coast Division and Offshore Division, on an electronic disk(s), tape(s) or similar media and deliver such copy to Schusterman and (B) one (1) copy of the remaining contents of the DR on an electronic disk(s), tape(s) or similar media and deliver such copy to the Company.

(iv) Require Jefferies to destroy, delete and purge all Company Records provided to Jefferies with respect to the transaction subject to this Agreement, as well as any and all like or similar transactions contemplated for the Company involving any other Person, and to provide written certification to the Company and Schusterman verifying and confirming such destruction, deletion and purging by the end of the ninety (90) day period set forth in Section 7.9(a) above.

(b) Within sixty (60) calendar days of the final resolution of, and payment provided for in, the Post-Closing Settlement Statement pursuant to Annex B, the Company and Schusterman shall, and shall cause their Subsidiaries, Affiliates and all their respective individual officers, directors, employees, agents and contractors who worked on Schusterman matters and/or the matters relating to or associated with the Transferred Assets to undertake, and shall cooperate with each other with regard to, the following:

(i) Transfer and delivery by, and on behalf of, the Company to Schusterman all remaining Records relating to the Transferred Assets and the Company Business associated therewith, or, pursuant to Schusterman’s instruction, destroy, delete and purge the same and provide written certification to Schusterman verifying and confirming such delivery and/or destruction; provided, however, the Company may retain copies of (A) such limited Records as may be necessary and required for use in connection with federal, state or local regulatory or Tax filings or Proceedings, or for the resolution of disputes, litigation, or contract compliance issues, in which case the Company agrees not to disclose such information to any third party or Governmental Authority without (to the extent commercially practicable) first providing Schusterman prior written notice of any intended disclosure and allowing Schusterman five (5) Business Days within which to respond or object to, or otherwise contest, intervene in or take any other action to obtain a protective order or other confidential treatment of such Records and (B) such Records that are also related to the assets or business of the Company and its Subsidiaries other than the Transferred Assets and the Company Business associated therewith.

(ii) Transfer and delivery by, and on behalf of, Schusterman to the Company all remaining Records relating to the Properties and the Company Business associated therewith, other than and excluding to the extent relating to or associated with the Transferred Assets, or, at the Company’s instruction, destroy, delete and purge the same, and provide written certification to the Company verifying and confirming such delivery and/or destruction; provided, however, Schusterman may retain copies of (A) such limited Records as may be necessary and required for use in connection with federal, state or local regulatory or Tax filings or Proceedings or for the resolution of disputes, litigation, or contract compliance issues, in which case Schusterman agrees not to disclose such information to any third party or Governmental Authority without (to the extent commercially practicable) first providing the Company prior written notice of any intended disclosure and allowing the Company five (5) Business Days within which to respond or object to, or otherwise contest, intervene in or take any other action to obtain a protective order or other confidential treatment of such Records, and (B) and such Records that are also related to the Transferred Assets and the Company Business associated therewith.

7.10 Further Assurances. From and after Closing, and in addition to the provisions of Sections 7.5 and 7.9, Purchaser, the Company and Schusterman shall undertake, or cause to be undertaken, all necessary and commercially reasonable actions to cause the Company, Schusterman, Offshore, Lone Star or Concorde to take all such other or further actions, and do all things, as may be necessary or required to fully effectuate the Gulf Coast and Offshore Reorganization and facilitate the business of the Company, its Subsidiaries, Offshore, Lone Star and Concorde, including the handling, payment, processing and accounting for all invoices, billings, charges, revenues, receipts and payments, and the preparation, execution and recording of additional agreements, Permits, Oil and Gas Agreements, regulatory and tax forms and filings, conveyances, assignments and similar documents, forms or filings.

7.11 Lone Star Name Change. No later than thirty (30) Business Days following the Closing Date, Schusterman shall cause Lone Star to effect a name change in order to permit Newco to be renamed “Samson Lone Star, LLC” and will provide any consents needed to allow Newco to assume and operate under that name.

7.12 Insurance Coverage.

(a) Lone Star, Offshore and Concorde shall retain the benefit of “occurrence” based policies, programs and arrangements maintained by the Company or any Subsidiary of the Company in relation to the Gulf Coast Division and Offshore Division related to events occurring prior to Closing in respect of all claims for which they may have coverage thereunder; provided that, Lone Star, Offshore and Concorde shall reimburse the Company and its Subsidiaries for any incremental cost to the Company and its Subsidiaries incurred after the Closing to the extent necessary to ensure that Lone Star, Offshore and Concorde retain such benefit.

(b) Schusterman acknowledges and agrees that, upon Closing, all insurance coverage provided in relation to the Gulf Coast Division and Offshore Division pursuant to policies, risk funding programs or arrangements maintained by the Company or its Subsidiaries (other than Lone Star, Offshore or Concorde) (whether such policies are maintained in whole or in part with third party insurers and including any captive policies or fronting arrangements) shall cease and no further coverage shall be available to Lone Star, Offshore and Concorde under any such policies or programs that are “claims made” based policies (subject to the terms of any relevant policy, program or arrangement), but without prejudice to any accrued claims related to the Gulf Coast Division or Offshore Division made at or prior to the Closing. Schusterman shall, upon request, reimburse the Company for any reasonable expenses incurred by the Company in respect thereof.

(c) Schusterman and the Company agree that any claims made under the insurance policies referred to in this Section 7.12 and as to which coverage remains available after Closing shall be administered and collected by the Company (or by a claims handler appointed by the Company) on behalf of Schusterman, Lone Star, Offshore and Concorde. Schusterman shall cooperate fully with the Company to enable the Company to comply with the requirements of the relevant insurer, and Schusterman shall provide such information and assistance as the Company may reasonably request in connection with any such claim. Any monies received by the Company as a result of such claims shall be paid over to Schusterman, net of all reasonable costs and expenses of recovery (including all reasonable handling and collection charges by any claims handler appointed by the Company.

(d) Without limiting Schusterman’s rights and obligations under Section 9.3, in respect of all claims under the insurance policies referred to in this Section 7.12, Schusterman acknowledges that it shall be responsible for the deductible on each relevant insurance policy to the extent the deductible for any such claims are payable after the Closing Date and will not be entitled to seek reimbursement of such deductible from the Company. Schusterman shall reimburse the Company within twenty (20) Business Days after receipt of the invoice for any deductible paid by the Company (including evidence of such payment) after the Closing Date with respect to claims made under the insurance policies referred to in this Section 7.12 to the extent such deductible has been paid by the Company or any Subsidiary of the Company or, if Schusterman is invoiced directly by the insurance company for such deductible amount, it shall pay or cause such invoice to be paid within twenty (20) Business Days.

(e) Promptly following the date hereof, the Company and Schusterman will initiate the process required to secure unconditional releases (i) on behalf of the Company and its Subsidiaries (other than Lone Star, Offshore and Concorde) from any obligations relating to bonds posted in respect of insurance policies providing coverage associated with the Gulf Coast Division or Offshore Division pursuant to which the Company, its Subsidiaries (other than Lone Star, Offshore and Concorde) or their respective assets have any current or future obligation, including pursuant to any requirement to post collateral upon the occurrence of a future event, and (ii) on behalf of Lone Star, Offshore and Concorde from any bonds posted in respect of insurance policies that provide coverage that is not associated with the Gulf Coast Division or Offshore Division pursuant to which Lone Star, Offshore or Concorde or their respective assets have any current or future obligation, including pursuant to any requirement to post collateral upon the occurrence of a future event. The Company and Schusterman will use commercially reasonable efforts to secure the releases effective as of the Closing, or as soon thereafter as reasonably practicable.

ARTICLE VIII

CONFIDENTIALITY, NON-COMPETITION AND NON-SOLICITATION

8.1 Restrictions on Activities of the Purchaser and the Company. During the indicated time periods, Purchaser, the Company and their respective Subsidiaries shall not engage in or undertake, and shall take all necessary actions to insure that their officers and employees who have received, directly or indirectly, Confidential Information of or related to the Gulf Coast Division or the Offshore Division, do not engage in or undertake, directly or indirectly, any of the following prohibited activities:

(i) Disclose, divulge or provide any Confidential Information of, for or relating to the Gulf Coast Division or the Offshore Division to any Person other than to Schusterman and its officers, directors, employees and agents during the Twelve Month Restricted Period, except to the extent required by Law and provided that, to the extent practicable, prior written notice of such requirement has been provided to Schusterman sufficiently in advance of such disclosure so as to permit Schusterman to intervene to challenge such disclosure or to secure confidential treatment in connection therewith;

(ii) Conduct or participate in any Company Business within the Restricted Areas of Lone Star, Concorde and Offshore during the Twelve Month Restricted Period, except in respect of Properties acquired (x) pursuant to a merger or consolidation with another Person or (y) pursuant to the purchase of all or the majority of the assets or equity of another Person, and provided, in the case of clause (x) or (y), that less than ten percent (10%) of the acquired Properties lie within such Restricted Area; and

(iii) Solicit for hire, recruit or hire any employees of Schusterman except for any such employee who contacts the Purchaser or the Company (x) on his or her own initiative and without any prior contact, recruitment or solicitation by the Purchaser or the Company, or (y) as a result of general, public advertisements for employment not specifically directed at such employees and without any prior recruitment or solicitation by the Purchaser or the Company during the Twenty-Four Month Restricted Period.

Notwithstanding anything to the contrary in this Agreement, Section 8.1(ii) and (iii) shall not be binding upon Purchaser’s Affiliates (other than the Company and its Subsidiaries) and their respective directors, officers, employees and agents and shall not prevent such Persons from taking or omitting to take any action.

8.2 Restrictions on the Activities of Schusterman. During the indicated time periods, Schusterman, Lone Star, Concorde, Offshore, and the Selling Stockholders shall not engage in or undertake, and shall take necessary actions to insure that their officers, directors, employees and agents do not engage in or undertake, directly or indirectly, any of the following prohibited activities:

(i) Disclose, divulge or provide any Confidential Information of, for or relating to the Company or its Subsidiaries (excluding therefrom the Gulf Coast Division and the Offshore Division) to any Person other than to the Company or Schusterman, and the officers, directors, employees and agents thereof during the Twelve Month Restricted Period, except to the extent required by Law and provided that, to the extent practicable, prior written notice of such requirement has been provided to the Company sufficiently in advance of such disclosure so as to permit the Company to intervene to challenge such disclosure or to secure confidential treatment in connection therewith;

(ii) Conduct or participate in any Company Business within the Restricted Areas of the Company and its Subsidiaries during the Twelve Month Restricted Period, except in respect of Properties acquired (x) pursuant to a merger or consolidation with another Person or (y) pursuant to the purchase of all or the majority of the assets or equity of another Person, and provided, in the case of clause (x) or (y), that less than ten percent (10%) of the acquired Properties lie within such Restricted Area; and

(iii) Solicit for hire, recruit or hire any employees of the Purchaser or the Company except for any such person who contacts Schusterman (x) on his or her own initiative and without any prior recruitment or solicitation by Schusterman, or (y) as a result of general, public advertisements for employment not specifically directed at such employees and without any prior recruitment or solicitation by Schusterman during the Twenty-Four Month Restricted Period.

ARTICLE IX

INDEMNIFICATION

As it relates to the transactions contemplated in this Agreement, none of Purchaser, the Company, Selling Stockholders or Schusterman shall have any obligation to indemnify, defend or hold harmless each other except as provided for in this Article IX:

9.1 Taxes Related to the Gulf Coast and Offshore Reorganization and the Selling Stockholder Transaction.

(a) Schusterman shall be responsible for and pay, and shall indemnify, defend and hold harmless the Purchaser, the Company and its Subsidiaries, and any successors thereto and any Affiliates thereof, from and against:

(i) any and all Taxes incurred by the Company or any Subsidiary of the Company attributable to the Gulf Coast/Offshore Gain in excess of $122 million, if any, which Tax will be calculated and paid to the Company or the applicable Subsidiary for purposes of this Section 9.1(a)(i) by multiplying the Gulf Coast/Offshore Gain in excess of $122 million by a deemed effective tax rate of 35.6% (without duplication of any amounts paid pursuant to Section 9.1(b));

(ii) any and all Taxes incurred by the Company or any Subsidiary of the Company as a result of the Selling Stockholder Transaction that arise from any assertion by a Governmental Authority that the fair market value on the Closing Date of the assets and properties being transferred in connection with the Selling Stockholder Transaction, net of any liabilities assumed by Schusterman in connection with the Selling Stockholder Transaction is greater than $19,666,000 (without taking into account any Tax operating losses, net operating loss carrybacks or carryforwards or credits); and

(iii) any penalties or interest on, and professional fees or costs (including court costs and attorneys’ fees) arising out of or relating to, any Taxes or liability described in clauses (i) or (ii) above or any Proceeding relating thereto.

(b) The parties hereto and Schusterman agree to use the Valuation and Gulf Coast/Offshore Purchase Price for purposes of determining the Gulf Coast/Offshore Allocation under Section 12.3 and for purposes of calculating and reporting any gain or loss recognized by the Company or any Subsidiary of the Company with respect to the Gulf Coast and Offshore Reorganization; provided that such calculation and the reporting of any losses that are realized by the Company or any Subsidiary of the Company with respect to the Gulf Coast and Offshore Reorganization shall be made on the basis that such losses are not disallowed under Section 267 of the Code. For purposes of the foregoing, Schusterman hereby covenants to the Purchaser and the Company that Schusterman and the Company, and the Stacy Family Delaware Trust and the Company, will not be persons described in any paragraph of Section 267(b) of the Code. At least fifteen (15) calendar days prior to the due date for filing the Tax Returns for the taxable period during which the Gulf Coast and Offshore Reorganization or the Selling Stockholder Transaction took place, Purchaser shall deliver to Schusterman copies of such Tax Returns (or portions thereof) that are relevant to the calculation of the Gulf Coast/Offshore Gain and a statement calculating the Gulf Coast/Offshore Gain. Schusterman shall have ten (10) calendar days following such receipt to review such Tax Returns and to provide suggested changes and comments to the Company solely with respect to the portions of such Tax Returns relevant to the Gulf Coast/Offshore Gain. The Company shall consider such changes and comments in good faith. Within two (2) calendar days prior to the due date for filing such Tax Returns, if the amount of the Gulf Coast/Offshore Gain exceeds $122 million, Schusterman shall pay Purchaser an amount equal to such excess multiplied by 35.6%.

9.2 For the Business and Properties of Lone Star, Concorde and Offshore. Schusterman, Offshore, Lone Star and Concorde and their Subsidiaries shall be responsible for and shall indemnify, defend and hold harmless Purchaser, the Company and its Subsidiaries (other than Offshore, Lone Star and Concorde), and any successors thereto and their respective Affiliates, from and against any and all claims, rights, demands, losses, damages, Taxes, professional fees or costs (including court costs and attorneys’ fees), liabilities, obligations, commitments or causes of action, whether or not asserted, of whatever kind or nature, whether statutory or at common law or in equity, known or unknown, suspected or unsuspected, fixed or contingent, accrued or un-accrued, and every kind whatsoever in law, tort, equity or otherwise, that arise from, or are claimed to arise from, or are based upon, or in any way relate to, respectively, (i) the Properties assigned to Lone Star and/or Concorde pursuant to Sections 7.3 and 7.4 hereof (regardless whether conveyed of record), (ii) Offshore, Lone Star, Concorde and the respective Properties, business and assets of Offshore, Lone Star and Concorde, (iii) the interest, properties and assets assigned pursuant to Selling Stockholder Transaction, and (iv) including for clauses (i), (ii) and (iii), those Proceedings identified in Section 9.2 of the Disclosure Schedule. For the avoidance of doubt, the indemnities provided under this Section 9.2 shall not extend to any Tax claims arising from the Gulf Coast and Offshore Reorganization or the Selling Stockholder Transaction, which matters shall be governed exclusively by Section 9.1 and Annex B.

9.3 For the Business and Properties of the Company and its Subsidiaries. Purchaser, the Company and its Subsidiaries (other than Offshore, Lone Star and Concorde) shall be responsible for and shall indemnify, defend and hold harmless Schusterman, Offshore, Concorde and Lone Star, and any successors thereto and their respective Affiliates, from any and all claims, rights, demands, losses, damages, Taxes, professional fees or costs (including court costs and attorneys’ fees), liabilities, obligations, commitments or causes of action, whether or not asserted, of whatever kind or nature, whether statutory or at common law or in equity, known or unknown, suspected or unsuspected, fixed or contingent, accrued or un-accrued, and every kind whatsoever in law, tort, equity or otherwise, that arise from, or are claimed to arise from, or are based upon, or in any way relate to (i) Newco and the Properties assigned to Newco pursuant to Section 7.2 hereof (regardless whether conveyed of record), (ii) the respective Properties, business and assets of the Company and its Subsidiaries (other than Offshore, Lone Star and Concorde) and (iii) those Proceedings identified in Section 9.3 of the Disclosure Schedule.

9.4 For SAR Payments and Success/Retention Bonuses. Without duplication of any amounts included in the definition of “Adjustments to Purchase Price”, Schusterman shall be responsible for and shall indemnify, defend and hold harmless the Purchaser, the Company and its Subsidiaries, and any successors or assigns thereto, from and against any and all claims, rights, demands, losses, damages, Taxes, professional fees or costs (including court costs and attorneys’ fees), liabilities, obligations, commitments or causes of action, whether or not asserted, of whatever kind or nature, whether statutory or at common law or in equity, known or unknown, suspected or unsuspected, fixed or contingent, accrued or un-accrued, and every kind whatsoever in law, tort, equity or otherwise, that arise from, or are claimed to arise from, or are based upon, or in any way relate to the SAR Payments paid by the Company pursuant to Section 2.3 and the Success/Retention Bonuses paid by the Company pursuant to Section 2.4.

9.5 Notice of Indemnity. Each respective party shall promptly notify the other party or parties of any Proceeding that is commenced or threatened and for which indemnity is sought or due from the other party or parties pursuant to this Agreement. Said notice shall be in writing and shall be made or given with sufficient time for the receiving party to file an appearance, responsive pleading or answer, or take any other necessary responsive action, in the Proceeding, but the delay or omission to so notify such party will not relieve it from any liability it may have to any other party for its indemnification obligations except to the extent the first party was materially prejudiced in the defense of such claim by such delay or omission.

9.6 Control of Proceedings and Defense. The indemnifying parties shall have complete control of any Proceeding related to the matters for which indemnity is provided pursuant to Sections 7.8(c), 9.1, 9.2, 9.3 and 9.4 above, including the right to select and direct counsel, as well as determining the tactics, trials, and appeals thereof, and conducting negotiations and entering into settlement of, or otherwise managing, such Proceeding. The parties being indemnified, at their own expense, may observe or participate in the investigation and defense of any such Proceeding, but the indemnifying party shall have control of the Proceeding as provided herein. If any indemnifying party abandons the defense of any Proceeding described in Sections 7.8(c), 9.1, 9.2, 9.3 and 9.4 above, the party or parties being indemnified may undertake the defense of such Proceeding and assume control thereof, including the right to select and direct counsel, as well as determining the tactics, trials, and appeals thereof, and the indemnifying parties shall remain responsible for the indemnity obligations herein; provided, however, the party or parties being indemnified shall not enter into settlement or similar agreement for the resolution of any matters being indemnified pursuant to Sections 7.8(c), 9.1, 9.2, 9.3 and 9.4 above without the indemnifying party’s prior written consent (which consent shall not be unreasonably withheld or delayed). The indemnifying party shall not enter into any settlement or similar agreement for the resolution of any matters being indemnified pursuant to Sections 7.8(c), 9.1, 9.2, 9.3 and 9.4 above without the prior written consent of the indemnified party if the settlement or agreement involves any non-monetary obligation on the part of any indemnified party, or imposes any restriction on the business of the indemnified party, or if the indemnifying party has not acknowledged its obligation pursuant to Sections 7.8(c), 9.1, 9.2, 9.3 or 9.4 above to pay and satisfy all liabilities that are the subject of such settlement or agreement. In addition to, and without limiting the prior sentence, with respect to any Proceeding for which indemnity is provided pursuant to Section 9.1, (i) the rights of the indemnifying parties pursuant to this Section 9.6 shall apply solely with respect to the aspects of the Proceeding relevant to the calculation of the Gulf Coast/Offshore Gain in the case of Section 9.1(a)(i) and the valuation of the Selling Stockholder Transactions in the case of Section 9.1(a)(ii) and (ii) the indemnifying parties shall not settle such Proceeding without the prior written consent of the Company, which consent shall not be withheld unless such settlement, in the good faith judgment of the Company, could increase the Tax liability of the

Company or any Subsidiary of the Company for which indemnity is not provided pursuant to Section 9.1 or otherwise adversely affect the Company or any Subsidiary of the Company in any material respect, or if such consent would be required pursuant to the immediately prior sentence.

9.7 Mutual Cooperation. Each of Schusterman and the Company shall undertake all necessary actions to cause their respective Subsidiaries and their successors and assigns to fully cooperate in the defense and prosecution of any Proceedings for which indemnity is provided for in this Article IX including providing access to all records and other information relating to the Properties that are the matter of such Proceedings and making all relevant directors, officers, employees and agents reasonably available to act as corporate representatives, where appropriate, and to assist in the defense and prosecution of such Proceedings, including interviews, depositions and testimony at any applicable hearings and/or trials.

9.8 Guarantee of Indemnity Obligations. Stacy Family Delaware Trust and SFT (Delaware) Management, LLC shall, for as long as the indemnity obligations under Section 9.1 survive pursuant to Section 9.11 (but in any event, at least until the fifth (5th) anniversary of the Closing Date), (a) take all required actions as provided in this Article IX and shall cause Schusterman and its Subsidiaries to provide the indemnities and take all required actions as provided in this Article IX, (b) jointly and severally guarantee the performance and payment of the indemnity obligations of Schusterman and its Subsidiaries pursuant to Sections 9.1, 9.2 and 9.4, and (c) collectively and together with Schusterman and its Subsidiaries maintain aggregate net unencumbered assets in excess of $1 billion. For so long as the obligations set forth in the immediately preceding sentence continue, Stacy Family Delaware Trust shall deliver to Purchaser within thirty (30) days after the end of each calendar quarter, a statement duly certified by its respective trustee or other controlling representative that the aggregate net unencumbered assets of Stacy Family Delaware Trust, SFT (Delaware) Management, LLC and Schusterman and its Subsidiaries exceed $1 billion.

9.9 Waiver of Conflicts. Purchaser acknowledges that certain law firms, attorneys, counsel and legal consultants currently represent, and have historically represented, the Company in various Proceedings, and further acknowledge and agree that the Gulf Coast and Offshore Reorganization shall not create a conflict of interest with respect to the future prosecution and defense of such Proceedings, or any new Proceedings that may exist, arise, accrue or occur after Closing, and to the extent a conflict of interest is created the same shall be waived as to representing Schusterman and its Subsidiaries to the fullest extent possible with respect to such legal representation of Schusterman, but not in respect of any other matter adverse to the Company or its Subsidiaries.

9.10 Consequential and Lost Profit Damages. Except to the extent awarded to a third party in any Proceeding as part of any finding, judgment, ruling or order entered therein, none of the Selling Stockholders, Schusterman, Purchaser or the Company, or any of their Subsidiaries or Affiliates, shall seek punitive damages or consequential damages or damages for lost profits in any claim for indemnification under Section 7.8(c) or this Article IX, nor shall any of such parties accept payment for any award or judgment to the extent such awarded judgment rendered in favor of one party against the other party includes punitive damages or consequential damage or damages for lost profits.

9.11 Expiration of Indemnities. The indemnity obligations hereunder for those matters set forth in Sections 9.2 and 9.3 shall survive Closing and shall not be subject to termination or otherwise limited in time. The indemnity obligations under Section 7.8(c), Section 9.1 and 9.4 shall survive the Closing and shall remain effective until the sixtieth (60th) day following the expiration of the applicable statute of limitation, following which such indemnities shall terminate and be of no further force or effect in respect of any claim not properly asserted thereunder prior to such date.

ARTICLE X

ADDITIONAL COVENANTS

10.1 Access. Subject to the terms of the Confidentiality Agreement and applicable Law, between the date hereof and the Closing, the Company will give Purchaser and Purchaser’s authorized representatives reasonable access to its Properties, the Oil and Gas Interests and to the Company’s employees, offices, accounting and financial books, records, files and other similar documents and materials during their regular business hours, upon reasonable prior notice, and to the extent in the Company’s possession, custody or control and which can be provided without unreasonable effort or expense, except that the Company is not obligated to provide information to the extent such action would result in a breach of any confidentiality obligation to a third party pursuant to a written agreement. No information or knowledge obtained in any investigation pursuant to this Section 10.1 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement.

10.2 Confidentiality Agreement. The Confidentiality Agreement will continue to remain in full force and effect in accordance with its terms.

10.3 Reasonable Best Efforts; Regulatory Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, Purchaser and the Company will use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to (i) cause the conditions to the transactions contemplated hereby set forth in Article XI to be satisfied; (ii) obtain all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities; and (iii) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b) In connection with and not in limitation of Section 10.3(a), each of Purchaser and the Company will file with the Federal Trade Commission and the Antitrust Division of the Department of Justice a Notification and Report Form relating to this Agreement and the transactions contemplated hereby as required by the HSR Act within five (5) Business Days following the execution and delivery of this Agreement. Each of Purchaser and the Company will (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by the Federal Trade Commission or the Department of Justice, and (iv) use their reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Each of Purchaser and the Company will promptly inform the other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with such filings. If any party hereto receives a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement pursuant to the HSR Act, then such party will use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

10.4 Notice of Litigation. Until the Closing, (i) Purchaser, upon learning of the same, will promptly notify the Company of any Proceeding which is commenced or threatened against Purchaser that concerns this Agreement or the transactions contemplated hereby and (ii) each Selling Stockholder and the Company, upon learning of the same, will promptly notify Purchaser of any Proceeding which is commenced or threatened against such Selling Stockholder or the Company or any Subsidiary of the Company that concerns this Agreement or the transactions contemplated hereby and any Proceeding that is commenced or threatened against the Company or any Subsidiary of the Company that would have been listed in the Disclosure Schedule as an exception to the representation contained in Section 3.10 if such Proceeding had arisen prior to the date hereof.

10.5 Public Announcements. During the period commencing on the date of this Agreement through the seventh (7th) day following the Closing, the Company, the Selling Stockholders and Purchaser agree not to issue any public statement or announcement concerning this Agreement or the transactions contemplated hereby without prior notice to and written consent of the other parties; provided, however, that the foregoing will not apply to any such statement or announcement to the extent required pursuant to any Law or the rules of any stock exchange to which a party is subject; provided further that, to the extent consistent with applicable Law, the party required to make such statement or announcement uses its commercially reasonable efforts to provide the proposed statement or announcement to the other parties for their review and comment within a reasonable period of time prior to the proposed issuance and considers in good faith any revisions thereto reasonably requested by the other parties prior to such issuance.

10.6 Third-Party Consents. Without limiting the effect of Section 10.3, each of the Company and Purchaser will, and the Company will cause its Subsidiaries to, use its reasonable efforts to promptly obtain all authorizations, consents, approvals and waivers of, and give all notices to, each third party that may be necessary for the consummation of the transactions contemplated hereby, which such authorizations, consents, approvals, waivers and notices may be given or received electronically.

10.7 Samson Name. From and after Closing, Schusterman and the Company shall each be entitled to use the “Samson” name in their business operations. The names currently designated for use by each of the Company and Schusterman are set forth on Schedule 10.7 of the Disclosure Schedule. Schusterman and the Company shall cooperate with one another in the future regarding other usages and will reasonably provide any required consents to such usage. The “S” logo currently used by the Company will be transferred to Schusterman pursuant to Section 10.9. The Company will be permitted to continue to display the logo as it appears on existing signage and materials and supplies inventories, but will adopt a new logo for any new usages.

10.8 Director and Officer Indemnification. Purchaser shall cause the Company and each of its Subsidiaries to honor all of the Company’s and such Subsidiaries’ obligations, pursuant to the terms of the Company’s and each Subsidiary’s Governing Documents as currently in effect, to indemnify and hold harmless each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing, an officer or director of the Company or any Subsidiary of the Company, except for an officer, manager or director of Offshore, Lone Star and/or Concorde to the extent of such employment, involvement or business activity with the Company’s Gulf Coast Division or Offshore Division. Purchaser’s obligation under this Section 10.8 shall survive the Closing and shall remain in full force and effect for a period of not less than six years after the Closing Date.

10.9 Selling Stockholder Transaction. Prior to or at Closing, the Selling Stockholders that hold the Stockholder Subordinated Notes will cause Stockholder Subordinated Notes in a principal amount equal to $19,666,000 to be transferred and conveyed to Schusterman. Immediately prior to Closing, the transaction between the Company, its Subsidiaries and Schusterman described in Section 10.9 of the Disclosure Schedule (“Selling Stockholder Transaction”) shall be consummated, pursuant to which Schusterman shall transfer and surrender to the Company for cancellation Stockholder Subordinated Notes in a principal amount of $19,666,000 in payment therefor. The documentation related to the Selling Stockholder Transaction shall be in a form reasonably acceptable to Purchaser.

10.10 Employee Matters.

(a) Continuing Employees. Purchaser covenants and agrees to continue to pay the employees of the Company and the Subsidiaries (other than the Gulf Coast Division and Offshore Employees) who remain employed on a permanent full-time or part-time basis (whether or not then actively at work, including any employees who are on sick leave, vacation leave, leave of absence or disability leave) immediately prior to the Closing (such individuals, the “Continuing Employees”) at least the same salary or hourly wage rate and position in effect immediately prior to the Closing to the extent they remain employed by the Company or its Subsidiaries.

(b) Employee Benefit Plans. For a period of three years following the Closing Date, or such longer period of time as required by applicable Law, Purchaser shall cause the Employee Benefit Plans of the Company and its Subsidiaries to be continued to be maintained for each of the Continuing Employees (other than the SAR Plan or the Success/Retention Bonus plan) or, alternatively, will provide like replacement or substitute benefits to the Continuing Employees in respect of each such Employee Benefit Plan, which shall be comparable to those commonly available or provided to employees and their dependents within the oil and gas exploration and production industry. Notwithstanding the foregoing, Purchaser shall or shall cause its Subsidiaries, Affiliates and successors to fully perform all duties and obligations set forth in any retention and/or severance agreements entered into by and between the Company and any Continuing Employee to the same extent that the Company would be required to do.

(c) Purchaser Plans. For purposes of eligibility, vesting and amount of benefits (but not for purposes of benefit accrual under any defined benefit pension plan) under the employee benefit plans of Purchaser providing benefits to Continuing Employees (the “Purchaser Plans”), Purchaser shall credit each Continuing Employee with his or her years of service with the Company, the Subsidiaries of the Company and any predecessor entities to the same extent as such Continuing Employee was entitled immediately prior to the Closing to credit for such service under any similar Employee Benefit Plan. The Purchaser Plans shall not deny Continuing Employees coverage on the basis of pre-existing conditions or applicability of qualification or waiting periods and shall credit such Continuing Employees for any deductibles and out-of-pocket expenses paid in the year of initial participation in the Purchaser Plans.

(d) Third-Party Beneficiaries; Plan Amendments. No provision in this Section 10.10 shall (i) create any third-party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of the Company or its Subsidiaries, nor in any Person other than the parties hereto and their respective successors and permitted assigns, (ii) constitute or create or be deemed to constitute or create an employment agreement or (iii) constitute or be deemed to constitute an amendment to any employee benefit plan sponsored or maintained by Purchaser, the Company, or any of their respective Subsidiaries or Affiliates.

(e) Tulsa Office. For a period of not less than three (3) years following the Closing, Purchaser will (i) maintain the principal office of the Company in Tulsa, Oklahoma and (ii) will not materially alter the activities conducted in such office from those currently conducted in the existing principal office of the Company in Tulsa, Oklahoma.

10.11 Office Space and Facilities.

(a) Tulsa. For a period of six (6) months following Closing, the Company will continue to provide the Schusterman family, the Charles and Lynn Schusterman Family Foundation (the “Foundation”) and the Gulf Coast Division and Offshore Employees located in Tulsa, Oklahoma with office space in the Williams Tower II Building in Tulsa. Said office space will consist of approximately the same square footage as occupied by such entities/persons on the date of this Agreement and, to the extent commercially reasonable, shall be contiguous. In addition, the Company shall continue to provide the parking spaces currently used by all such employees for said period. Both the office space and parking spaces shall be provided by the Company without charge. During said six (6) month period, such employees will continue to have access to the Company’s information and computer systems for use in connection with their business activities, subject to reasonable security measures. On the first day of the month following the Closing, all payroll and benefits of the Schusterman family, Foundation staff, other Affiliates of the Schusterman family, and Gulf Coast Division and Offshore Employees will be separated from the Company’s Employee Benefit Plans and replaced by the Selling Stockholders.

(b) Houston. For a period of six (6) months following Closing, Schusterman will continue to provide the Company’s three (3) East Texas Division employees and two (2) Information Technology employees located in Houston, Texas with office space in the Houston offices maintained by the Gulf Coast Division and Offshore Division. Said office space will consist of approximately the same square footage as occupied by such entities/persons on the date of this Agreement and, to the extent commercially reasonable, shall be contiguous. In addition, Schusterman shall continue to provide the parking spaces currently used by all such employees for said period. Both the office space and parking spaces shall be provided by Schusterman without charge.

10.12 Financing.

(a) Purchaser shall use its reasonable best efforts to (i) obtain the Equity Financing pursuant to the Equity Commitment Letters, subject to the terms and conditions thereof and (ii) take, or cause to be taken, all actions, and do, or cause to be done, all things necessary to obtain the Debt Financing on the terms and conditions stated in the Commitment Letters, by the Closing, including, in each case, (A) maintaining in effect and complying in all material respects with its obligations under the Commitment Letters, (B) negotiating and executing definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letters on the terms and conditions contained in the Debt Commitment Letters or on such other terms and conditions acceptable to Purchaser as would not adversely impact the timing or the amount of the Debt Financing and (C) satisfying on a timely basis (taking into account the expected timing of the Closing) all the conditions applicable to Purchaser obtaining the financing contemplated by the Commitment Letters to the extent such conditions are in Purchaser’s or any Affiliate of Purchaser’s control. In the event that all conditions to the Commitment Letters have been satisfied or, upon funding will be satisfied, Purchaser and its Affiliates shall use their reasonable best efforts to cause the lenders and the other Persons providing such financing to fund on the Closing Date the Financing required to consummate the transactions contemplated by this Agreement (it being understood that it is not a condition to Closing under this Agreement for Purchaser to obtain the Financing or any alternate financing).

(b) Purchaser shall keep the Selling Stockholders informed on a regular basis and in reasonable detail of the status of its efforts to arrange the Financing. Without limiting the effect of the foregoing, Purchaser shall give the Selling Stockholders prompt notice of (i) any material breach or default by any other party to any of the Commitment Letters of which Purchaser becomes aware, (ii) the receipt of any written notice with respect to any actual or potential breach, default, termination or repudiation by any party to any of the Commitment Letters of any provision thereof or any material dispute or disagreement between or among any parties to any of the Commitment Letters with respect to the obligations to fund the Financing or the amount of the Financing to be funded at the Closing, or (iii) the expiration or termination for any reason of a Debt Commitment Letter.

(c) Neither Purchaser nor its Affiliates will materially amend, modify, terminate, assign or agree to any waiver under the Commitment Letters without the prior written approval of the Selling Stockholders if such amendment, modification, termination, assignment or waiver would impose new or additional conditions or otherwise expand or adversely amend any of the funding conditions to the receipt of the financing in a manner that would reasonably be expected to (i) materially delay or prevent the Closing Date, (ii) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur, or (iii) adversely impact the ability of Purchaser to enforce its rights against other parties to the Commitment Letters or the definitive agreements with respect thereto; provided that Purchaser may (A) modify the terms (but not the conditions) of the Debt Commitment Letters so long as such modifications would not (1) reduce the aggregate amount of the Debt Financing unless the Equity Financing to be provided by the Investors is increased by a corresponding amount on substantially the same terms as provided in the Equity Commitment Letters, (2) adversely impact the ability of Purchaser to timely consummate the acquisition contemplated herein or the likelihood of consummation of the acquisition contemplated herein or (3) adversely impact the ability of Purchaser to enforce its rights against the other parties to the Financing and (B) amend the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letters as of the date hereof, if the addition of such additional parties, individually or in the aggregate, would not reasonably be expected to materially prevent, delay or impair the availability of the Debt Financing or the consummation of the transactions contemplated hereby. Purchaser shall promptly deliver to the Selling Stockholders copies of any such modification or amendment.

(d) Notwithstanding anything in this Agreement to the contrary, one or more Debt Commitment Letters may be superseded at the option of Purchaser after the date hereof but prior to the Closing by new debt commitment letters (the “New Debt Commitment Letters”) which replace the existing Debt Commitment Letters; provided that the terms of the New Debt Commitment Letters shall not impose new or additional conditions or adversely amend the existing conditions to the receipt of the Debt Financing as set forth in the Debt Commitment Letters in a manner that would reasonably be expected to (i) delay or prevent the Closing Date, (ii) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or (iii) adversely impact the ability of Purchaser to enforce its rights against other parties to the Commitment Letters or the definitive agreements with respect thereto. Purchaser shall promptly deliver to the Selling Stockholders copies of any such New Debt Commitment Letters.

(e) If funds in the amounts set forth in the Commitment Letters, or any portion thereof, become unavailable within the time contemplated in the Commitment Letters, or it becomes reasonably likely that such funds may become unavailable to Purchaser on the terms and conditions set forth in the Debt Commitment Letters or on such other terms as are not materially less favorable to Purchaser, Purchaser shall use its reasonable best efforts to obtain substitute financing from alternative sources, on terms and conditions that are not materially less favorable to Purchaser than those set forth in the Debt Commitment Letters as in effect prior to such alternative financing and, sufficient to enable Purchaser to consummate the transactions contemplated by this Agreement in accordance with its terms (the “Substitute Financing”). In any event where Purchaser enters into New Debt Commitment Letters or a Substitute Financing, the term “Debt Commitment Letters” as used herein shall be deemed to include the Debt Commitment Letters that are not so superseded at the time in question and the New Debt Commitment Letters to the extent then in effect.

10.13 Financing Cooperation.

(a) During the period prior to the Closing, the Company and its Subsidiaries shall use their reasonable efforts to provide, and shall use reasonable efforts to cause their respective directors, officers, employees, investment bankers, attorneys, accountants, reserve engineers and other advisors or representatives, to provide to Purchaser, at Purchaser’s sole expense, all cooperation reasonably requested by Purchaser in connection with the following activities associated with the Debt Financing, including the syndication of the credit facilities and the refinancing of the bridge financing following Closing:

(i) having senior management of appropriate seniority and expertise participate in a reasonable and limited number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing and sessions with the Financing Sources and prospective lenders and investors on reasonable advance notice;

(ii) providing such financial and other information regarding the Acquired Businesses and the Company as Purchaser shall reasonably request in order to consummate the Financing (including all information required by the Commitment Letters), including all appropriate oil and gas information regarding the Acquired Businesses and the Company customarily included in an offering memorandum and including all information, financial statements and financial data regarding the Acquired Businesses and the Company of the type required in registration statements on Form S-1 by Regulation S-X and Regulation S-K under the Securities Act of 1933 (the “Securities Act”) (including five (5) years of “Selected Financial Data” and all information required pursuant to Subpart 1200 under Regulation S-K) for offerings of debt securities and of a type and form customarily included in private placements of debt securities pursuant to Rule 144A under the Securities Act for financings similar to the Debt Financing;

(iii) assisting in preparation of a management discussion and analysis of the Acquired Businesses to be included in the credit facilities confidential offering memorandum (the “bank book”) and in an offering memorandum for a Rule 144A offering by the Company;

(iv) assisting with the preparation of appropriate and customary materials for rating agency presentations, bank confidential information memoranda (including the delivery of one or more customary representation and authorization letters), offering documents, private placement memoranda and similar documents required in connection with the Debt Financing (including the delivery of any consents of accountants and reserve engineers for use of their reports in any materials relating to the Debt Financing);

(v) obtaining drafts of customary accountants’ comfort letters (including customary “negative assurance” comfort) with respect to any of the financial and other information to be provided under clause (ii) hereof that such accountants are prepared to issue upon completion of customary procedures;

(vi) obtaining legal opinions as reasonably requested by Purchaser; provided that nothing shall obligate the Company or any of its Subsidiaries to provide any legal opinion or any other information that would, in its good faith opinion after consultation with legal counsel, result in a violation of law or loss of attorney-client privilege;

(vii) executing and delivering, immediately prior to or subject to the Closing, a certificate of the chief financial officer of the Company or any Subsidiary with respect to solvency matters in substantially the form of Exhibit D-1 of the Debt Commitment Letter;

(viii) taking all actions reasonably necessary to permit (subject to customary confidentiality arrangements and the limitations on disclosure and access set forth in Section 10.1) the prospective lenders and investors involved in the Debt Financing to evaluate the Company and its Subsidiaries’ land and title, systems, and policies and procedures relating thereto, to the extent such evaluation is customary;

(ix) at least five (5) days prior to the Closing Date, providing all documentation and other information about the Company and its Subsidiaries as is reasonably requested in writing by Purchaser prior to such time which relates to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, in connection with the Debt Financing;

(x) facilitating the pledge of the collateral; and

(xi) reasonably assisting Purchaser to cause the Company and its Subsidiaries to take all corporate actions, subject to the Closing, in each case as reasonably requested by Purchaser to permit the consummation of the Debt Financing and the direct borrowing or incurrence of all of the proceeds of the Debt Financing or any intercompany loan, including any high yield debt financing, by the Company and its Subsidiaries concurrently with the Closing and to permit the proceeds thereof to be made available to the Company and its Subsidiaries, including entering into, immediately prior to the Closing Date, one or more credit agreements, indentures, mortgages, security agreements, pledge agreements, guarantees and/or other instruments on terms satisfactory to Purchaser in connection with the Debt Financing to be effective immediately prior to the Closing to the extent direct borrowings or debt incurrence by the Company or one of its Subsidiaries is contemplated in the Debt Commitment Letter; provided, however, that neither the Company nor any Subsidiary of the Company shall be required to become subject to any obligations or liabilities with respect to any of the credit agreements, indentures, mortgages, agreements, guarantees or other instruments contemplated under this Section 10.13 prior to the Closing; provided further, that nothing herein shall require such cooperation or other action to the extent it would interfere unreasonably with the business or operations of the Company and its Subsidiaries.

(b) To the extent practicable, the Company, its Subsidiaries and their respective representatives shall be given a reasonable opportunity to review and comment on any materials, documents or memoranda to be presented at any meetings conducted in connection with the Debt Financing, and Purchaser shall give due consideration to any comments proposed by any of the Company, its Subsidiaries or their respective representatives.

(c) Purchaser shall indemnify and hold harmless the Company and its Subsidiaries from and against any and all liabilities, losses, damages, claims, third-party costs and expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing (including any action taken in accordance with this Section 10.13) and any information utilized in connection therewith (other than the Audited Financial Statements, the Unaudited Financial Statements and the Segmented Financial Statements).

(d) The Company and its Subsidiaries hereby consent to the reasonable use of the Company and its Subsidiaries’ logos in connection with the Debt Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company and its Subsidiaries or their reputation or goodwill.

10.14 Indebtedness. Prior to the Closing, the Company and its Subsidiaries shall:

(a) deliver to Purchaser a copy of a payoff letter (subject to delivery of funds as arranged by Purchaser) under the Credit Facility, which payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations related to any Indebtedness under the Credit Facility as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (ii) terminate, upon receipt of the Payoff Amount, the Credit Facility and related instruments evidencing the Credit Facility and (iii) release and terminate all liens and all guarantees in connection therewith, if any, relating to the assets and properties of the Company or any of its Subsidiaries securing such Indebtedness, upon the payment of the Payoff Amount on the Closing Date;

(b) take all actions necessary to cause the Private Placement Notes to be redeemed and discharged prior to or upon Closing, subject only to the receipt of funds by the Company from Purchaser at the Closing in an amount sufficient to fund such redemption and discharge, which actions shall include timely issuing all necessary redemption and change of control notices to the holders of the Private Placement Notes pursuant to the terms of the instruments of Indebtedness governing the Private Placement Notes; and

(c) use their reasonable best efforts to deliver all notices and take all other actions to facilitate the termination of commitments under the Credit Facility, the repayment in full of all obligations then outstanding thereunder (using funds arranged by Purchaser), and the release of all liens and termination of all guarantees in connection therewith.

10.15 Hedges. Five (5) Business Days prior to the anticipated Closing Date, the Company shall provide Purchaser with a true and complete statement of any Hedge positions of the Company or any Subsidiary of the Company that will be in effect as of the anticipated Closing Date, along with the associated ISDA Agreement supporting such Hedges.

ARTICLE XI

CONDITIONS TO OBLIGATIONS OF THE PARTIES

11.1 Conditions to Each Party’s Obligations. The respective obligations of Purchaser, the Selling Stockholders and the Company to consummate the transactions contemplated hereby are subject to the satisfaction or waiver (where permissible under applicable Law) prior to the Closing Date of each of the following conditions:

(a) Requisite Antitrust Approvals. The waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

(b) No Legal Prohibition. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect; nor shall there be any Law enacted, entered, or enforced that prevents or prohibits the consummation of the transactions contemplated hereby.

(c) Gulf Coast and Offshore Reorganization. The Gulf Coast and Offshore Reorganization described in Article VII shall have been consummated.

(d) Selling Stockholder Transaction. The Selling Stockholder Transaction described in Section 10.9 shall have been consummated.

11.2 Conditions to the Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated hereby are subject to the satisfaction or waiver prior to the Closing Date of each of the following conditions, any of which may be waived exclusively by Purchaser:

(a) Representations and Warranties. The representations and warranties of the Company and the Selling Stockholders set forth in this Agreement that (i) are contained in Sections 3.7 and 4.5 shall be true and correct in all respects (other than for any de minimis inaccuracy), (ii) are qualified as to materiality shall be true and correct (other than Sections 3.7 and 4.5, which are addressed in clause (i) of this Section 11.2(a)) and (iii) are not qualified as to materiality shall be true and correct in all material respects (other than Sections 3.7 and 4.5, which are addressed in clause (i) of this Section 11.2(a)), on and as of the Closing Date with the same force and effect as if made on and as of such date (other than representations and warranties that are made as of another date, which shall be so true and correct as of such date); provided, however, that other than with respect to the representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.7, 3.22, 4.1, 4.2, 4.5 and 4.7, this condition will be deemed to have been satisfied unless the individual or aggregate impact of all inaccuracies of such representations and warranties results in a Material Adverse Effect.

(b) Performance of Obligations. The Company and the Selling Stockholders shall have performed in all material respects the obligations that are to be performed by them under this Agreement at or prior to the Closing Date.

(c) Material Adverse Effect. No Material Adverse Effect shall have occurred.

(d) Officer’s Certificate. Purchaser shall have received a certificate of the Company, validly executed on its behalf and in its name by a duly authorized officer thereof (but without any personal liability), certifying that the conditions set forth in Section 11.2(a), Section 11.2(b), and Section 11.2(c) have been satisfied.

11.3 Conditions to the Obligations of the Company and the Selling Stockholders. The obligations of the Company and the Selling Stockholders to consummate the transactions contemplated hereby are subject to the satisfaction or waiver prior to the Closing Date of each of the following conditions, any of which may be waived by the Company:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement (i) that are contained in Section 5.12 shall be true and correct in all respects (other than for any de minimis inaccuracy), (ii) that are qualified as to materiality shall be true and correct (other than Section 5.12, which is addressed in clause (i) of this Section 11.3(a)) and (iii) that are not qualified as to materiality shall be true and correct in all material respects (other than Section 5.12, which is addressed in clause (i) of this Section 11.3(a)), on and as of the Closing Date with the same force and effect as if made on and as of such date (other than representations and warranties that are made as of another date, which shall be so true and correct as of such date).

(b) Performance of Obligations. Purchaser shall have performed in all material respects the obligations that are to be performed by it under this Agreement at or prior to the Closing Date, including making or causing to be made the payments and deliveries contemplated by Article II.

(c) Officer’s Certificate. The Company and the Selling Stockholders shall have received a certificate of Purchaser, validly executed on its behalf and in its name by a duly authorized officer thereof (but without personal liability), certifying that the conditions set forth in Section 11.3(a) and Section 11.3(b) have been satisfied.

ARTICLE XII

TAX MATTERS

12.1 Certain Non-Income Tax Matters. Purchaser shall pay all sales, use, transfer, stamp, conveyance, value added or other similar taxes, duties, excises or governmental charges imposed by any taxing jurisdiction, domestic or foreign, and all recording or filing fees, notary fees and other similar costs of Closing, if any, with respect to the transfer of the Shares pursuant to this Agreement. Purchaser, with respect to such taxes, shall timely prepare and file, or shall cause to be timely prepared and filed with the appropriate Governmental Authority all tax returns, reports and forms that are required and due to be filed after the Closing Date and shall pay, or cause to be paid, all taxes due with respect to such returns, reports and forms. This Section 12.1 shall have no application to the payment of any Income Taxes or Taxes on income or capital assessed by any Governmental Authority.

12.2 Company Responsibility for Taxes. The Company shall be responsible for the preparation of all Tax Returns, filings, renditions, reports and forms, as well as, subject to Section 9.1(a), the payment of all associated Taxes, applicable to the Company and its Subsidiaries with respect to all periods occurring before, on, or after the Closing Date.

12.3 Purchase Price Allocation. The parties hereto agree that the transfer of the membership interests in Lone Star, Offshore, and Concorde pursuant to Section 7.7 will be treated as a sale of assets for federal income tax purposes because, at the time of the purchase, Lone Star, Offshore and Concorde will be disregarded as entities for federal income Tax purposes pursuant to Treasury Regulation Section 301.7701-3(b)(1)(ii). The parties shall agree on the allocation of the Gulf Coast/Offshore Purchase Price among the assets of Lone Star, Offshore and Concorde in a manner consistent with Section 1060 of the Code (the “Initial Allocation”) prior to the Closing Date, and such allocation shall be revised if necessary to reflect any adjustment after the Closing Date, consistent with the Initial Allocation, or as otherwise agreed by the parties (such final allocation, the “Gulf Coast/Offshore Allocation”). The parties hereto further agree that the Selling Stockholder Transaction pursuant to Section 10.9 will be treated as a sale of such assets for federal income tax purposes. The parties shall further agree on the allocation of the amount paid pursuant to Section 10.9 among the assets listed on Section 10.9 of the Disclosure Schedule in a manner consistent with Section 1060 of the Code prior to the Closing Date, and such allocation shall be revised if necessary to reflect any adjustment after the Closing Date, or as otherwise agreed by the parties (such final allocation, the “Section 10.9 Allocation” and with the Gulf Coast/Offshore Allocation, the “Allocations”). The parties hereby agree that, once mutually agreed, the Allocations shall be conclusive and binding on each of them for purposes of federal and, where applicable, state and local Tax purposes and that they will not voluntarily take any position inconsistent therewith except as otherwise required by Law. The parties hereby agree to prepare and timely file all applicable forms with the IRS (including IRS Form(s) 8594) and any other Governmental Authority consistent with the Allocations and Section 1060 of the Code, to cooperate with each other in the preparation of such forms, and to furnish each other with a copy of such forms prepared in draft, within a reasonable period prior to the filing due date thereof.

ARTICLE XIII

TERMINATION, AMENDMENT AND WAIVER

13.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing in the following manner:

(a) by mutual written consent of Purchaser and the Company;

(b) by the Company if the Closing Date has not occurred on or before December 31, 2011, upon written notice delivered to Purchaser; provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 13.1(b) in the event that the Company’s or any Selling Stockholder’s actions have been the cause of the Closing Date failing to occur by such date;

(c) by Purchaser if the Closing Date has not occurred on or before March 31, 2012, upon written notice delivered to Purchaser; provided that Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 13.1(c) in the event that Purchaser’s actions have been the cause of the Closing Date failing to occur by such date;

(d) by Purchaser or the Company if any Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the transactions contemplated hereby illegal or which has the effect of prohibiting or otherwise preventing the consummation of the transactions contemplated hereby or (ii) issued or granted any injunction or other Order that is final and non-appealable prohibiting or otherwise preventing the consummation of the transactions contemplated hereby;

(e) by the Company, in the event that Purchaser has breached or otherwise violated any covenants under this Agreement or any of the representations and warranties of Purchaser set forth in this Agreement have become inaccurate, which, in either case, (i) would result in a failure of the condition set forth in Section 11.3(a) or Section 11.3(b) and (ii) are incapable of being cured or have not been cured within thirty (30) days after Purchaser receives written notice of such breach or violation from the Company; provided, however, that neither the Company nor the Selling Stockholders are then in material breach of their representations, warranties or covenants under the Agreement;

(f) by Purchaser, in the event that the Company or the Selling Stockholders have breached or otherwise violated any covenants under this Agreement or any of the representations and warranties of the Company or the Selling Stockholders set forth in this Agreement have become inaccurate, which, in either case, (i) would result in a failure of the condition set forth in Section 11.2(a) or Section 11.2(b) and (ii) are incapable of being cured or have not been cured within thirty (30) days after the Company receives written notice of such breach or violation from Purchaser; provided, however, that Purchaser is not then in material breach of its representations, warranties or covenant under the Agreement; or

(g) by the Company in the event that the Purchaser has failed to comply with its obligation to consummate the Closing within three Business Days after the date on which it is obligated to consummate the Closing pursuant to Section 2.5(a) hereof, and the Selling Stockholders stood ready, willing and able to consummate the Closing throughout such three (3) Business Day period.

13.2 Effect of Termination.

(a) In the event of the termination of this Agreement as provided in Section 13.1, the provisions of this Agreement shall forthwith become void and there shall be no liability on the part of any party to this Agreement, except for the provisions of (i) Section 10.2, (ii) Section 13.1 and this Section 13.2 and (iii) Article XIV, all of which shall survive such termination; provided, however, that except as otherwise set forth herein, nothing in this Agreement shall relieve any of the Selling Stockholders or Purchaser from liability for any willful breach of this Agreement by such party or willful failure to perform its obligations under this Agreement prior to such date. Subject to Section 13.2(b), Section 13.2(c) and Section 14.10(b), the actual or alleged unavailability of funding from any source shall not excuse Purchaser’s failure to perform its obligations under this Agreement.

(b) In the event that (i) the conditions set forth in Sections 11.1 and 11.2 are satisfied (other than those conditions that by their nature are to be satisfied at the Closing and that are, at the time of the termination of this Agreement, capable of being satisfied if the Closing were to occur at such time) and (ii) this Agreement is terminated by the Company pursuant to Section 13.1(g), then Purchaser shall pay $400,000,000 (the “Purchaser Termination Fee”) to the Company by wire transfer of immediately available funds no later than two (2) Business Days after termination of this Agreement by the Company.

(c) Notwithstanding anything to the contrary contained in this Agreement, but subject to the last sentence of this Section 13.2(c), in the event the Closing does not occur, the Company’s right to receive the Purchaser Termination Fee pursuant to Section 13.2(b) and the right to specific performance, prior to termination (but not after termination) of this Agreement pursuant to, and subject to the limitations set forth in, Section 14.10 shall be the exclusive remedies of the Company and the Selling Stockholders against Purchaser, the Guarantors, the Financing Sources and any of their respective former, current or future stockholders, managers, members, directors, partners, officers, Affiliates and agents (the “Purchaser Related Parties”) for any loss, cost, liability or expense relating to or arising out of this Agreement, any Agreement entered into or in connection herewith, or the transactions contemplated hereby or thereby, including the failure of Purchaser to consummate the transactions contemplated hereby. Upon termination of this Agreement and payment of the Purchaser Termination Fee, none of Purchaser, the Financing Sources or any of their respective former, current or future stockholders, managers, members, directors, partners, officers, Affiliates and agents shall have any liability or obligation relating to or arising out of this Agreement, any agreement entered into in connection herewith, or the transactions contemplated hereby or thereby (including pursuant to the Limited Guarantees). The Company and the Selling Stockholders agree that, in the event the Closing does not occur, (i) the maximum aggregate liability of the Purchaser Related Parties pursuant to this Agreement or the transactions contemplated hereby shall be limited to an amount equal to the amount of the Purchaser Termination Fee, (ii) in no event shall the Company or the Selling Stockholders seek to recover any money damages in excess of such amount and (iii) notwithstanding anything to the contrary contained herein, in no event shall the aggregate amount of any money damages recovered hereunder, paid in lieu of specific performance or otherwise, and any portion of the Purchaser Termination Fee paid to the Company by Purchaser pursuant to this Section 13.2(c) exceed in the aggregate the amount of the Purchaser Termination Fee.

ARTICLE XIV

MISCELLANEOUS

14.1 Non-survival of Representations and Warranties and Covenants. None of the representations, warranties, covenants and agreements contained herein or in any instrument delivered pursuant to this Agreement shall survive the Closing, except that any covenant or agreement of the parties contained herein that by its terms contemplates performance after the Closing shall survive the Closing in accordance with its terms.

14.2 Notices. All notices, requests, demands, and other communications required or permitted to be given or made hereunder by any party hereto shall be in writing and shall be deemed to have been duly given or made if (a) delivered personally, (b) sent by a recognized prepaid overnight courier service (which provides a receipt), (c) sent by electronic mail (e-mail) (to the extent an e-mail address is provided), upon the sending Party’s receipt of a “return receipt” e-mail or (d) sent by facsimile transmission, upon the sending Party’s receipt of its facsimile machine’s confirmation of successful transmission, in each case to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

(a)	If to the Company, to:

Samson Investment Company

Samson Plaza

Two West Second Street

Tulsa, Oklahoma 74103

Attention: C. Philip Tholen

Fax No.: 918-591-7918

E-mail: ptholen@samson.com

with copies (which will not constitute notice) to:

Samson Investment Company

Samson Plaza

Two West Second Street

Tulsa, Oklahoma 74103

Attention: Mike Daniel

Fax No.: 918-591-7007

E-mail: mdaniel@samson.com

and

Jones Day

2727 North Harwood Street

Dallas, Texas 75201-1515

Attention: R. Scott Cohen

Fax No.: 214-969-5100

Email: scohen@jonesday.com

and

Jones Day

717 Texas

Houston, Texas 77002-2712

Attention: Jeffrey A. Schlegel

Fax No.: 832-239-3600

Email: jaschlegel@jonesday.com

(b)	If to the Selling Stockholders:

Stacy Schusterman

P.O. Box 699

Tulsa, OK 74101-0699

Fax No.: 918-591-1758

Email: sschuste@samson.com

and

C. Phillip Tholen

Samson Plaza

Two West Second Street

Tulsa, Oklahoma 74103

Fax No.: 918-591-7918

E-mail: ptholen@samson.com

with copies (which will not constitute notice) to:

Jones Day

2727 North Harwood Street

Dallas, Texas 75201-1515

Attention: R. Scott Cohen

Fax No.: 214-969-5100

Email: scohen@jonesday.com

and

Jones Day

717 Texas

Houston, Texas 77002-2712

Attention: Jeffrey A. Schlegel

Fax No.: 832-239-3600

Email: jaschlegel@jonesday.com

(c)	If to Purchaser, to:

Tulip Acquisition Corporation

c/o Kohlberg Kravis Roberts & Co. L.P.

9 W. 57th St., Suite 4200 New York,

New York 10019

Attention: Jonathan D. Smidt

Facsimile: (212) 750-0003

with copies (which will not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Andrew W. Smith

Fax: (212) 455-2502

and

Simpson Thacher & Bartlett LLP

909 Fannin Street, Suite 1475

Houston, TX 77010

Attention: Andrew T. Calder

Fax: (713) 821-5602

Such notices, request, demands and other communications shall be effective upon receipt.

14.3 Entire Agreement. This Agreement, the Disclosure Schedule, and the Annexes and other writings referred to herein or delivered pursuant hereto, including the Confidentiality Agreement, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Each of the parties acknowledges that no other party, nor any agent or attorney of any other party, has made any promise, representation or warranty whatsoever not contained herein, and that such party has not executed or authorized the execution of this Agreement in reliance upon any such promise, representation or warranty not contained herein.

14.4 Binding Effect; Assignment; No Third-Party Benefit. This Agreement is binding upon and will inure to the benefit of the parties and their respective legal representatives, successors, and permitted assigns. Except as otherwise expressly provided in this Agreement, neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned by any of the parties without the prior written consent of the other parties. Nothing in this Agreement, express or implied, is intended to or will confer upon any Person other than the parties hereto, and their respective legal representatives, successors, and permitted assigns, any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement (other than with respect to the rights and benefits of the holders of SARs pursuant to Section 2.4 and the rights and benefits conferred on the Persons specified in Sections 10.8 and 10.11, which rights and benefits shall be enforceable solely in the event Closing actually occurs and solely in respect of such rights and benefits conferred pursuant to Sections 2.4, 10.8 and 10.11 by such Persons). Notwithstanding the foregoing, the Financing Sources shall be deemed third party beneficiaries of Sections 13.2, 14.6, 14.7, 14.10 and 14.16 hereof and the Purchaser Related Parties shall be deemed third party beneficiaries of Sections 13.2, 14.6, 14.7, 14.10, 14.16 and 14.17.

14.5 Severability. Whenever possible, each provision of this Agreement will be interpreted so as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction, then such invalidity, illegality or unenforceability will not affect the validity, legality or enforceability of any other provision or portion of any provision of this Agreement, and this Agreement will be reformed, construed and enforced in such jurisdiction in such manner as will effect as nearly as lawfully possible the purposes and intent of such invalid, illegal or unenforceable provision; provided that, the provisions of Section 13.2 that limit the damages that may be recovered by the Company or the Selling Stockholders shall in no event be deemed severable from the remainder of the Agreement and in the event such provisions are deemed unenforceable, this Agreement shall be voided and of no effect.

14.6 Governing Law. THIS AGREEMENT SHALL BE CONSTRUED, PERFORMED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

14.7 Submission to Jurisdiction; Waivers. Each of Purchaser, the Company and the Selling Stockholders irrevocably agrees that any Proceeding with respect to this Agreement, the transactions contemplated hereby, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns may only be brought and determined in any federal or state court located in New York, New York, and each of Purchaser, the Company and the Selling Stockholders hereby irrevocably submits with regard to any such Proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of the parties irrevocably and unconditionally waives any objection to the laying of venue in any such court of any Proceeding set forth above arising out of this Agreement or the transactions contemplated hereby. Each of Purchaser, the Company and the Selling Stockholders hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement, the transactions contemplated hereby, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Laws, that (i) Proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such Proceeding is improper, and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding anything to the contrary contained herein, each of the parties hereto expressly agrees that it will not bring or support any action, including any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to any agreement entered into by the Financing Sources under the Debt Commitment Letters in connection with the Debt Commitment Letters or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The parties hereto further agree that all of the provisions of Section 14.16 relating to waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or third party claim referenced in this paragraph.

14.8 Service of Process. Service of any process, summons, notice or document by U.S. registered mail to any party’s respective address set forth in Section 14.2 will be effective service of process against such party in respect of any Proceeding in New York, New York with respect to any matters to which it has submitted to jurisdiction as set forth in Section 14.7.

14.9 Counterparts. This Agreement may be executed in any number of counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the parties and delivered to the other parties. It is not necessary that each party execute the same counterpart so long as identical counterparts are executed by each such party. This Agreement may be validly executed and delivered by facsimile or other electronic transmission.

14.10 Specific Performance.

(a) Subject to Section 13.2 hereof and except as otherwise provided herein including this Section 14.10, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b) Subject to the remainder of this Section 14.10(b), each party acknowledges and agrees that the breach or violation of this Agreement could cause irreparable damage to the other party and that neither party will have an adequate remedy at law. Therefore, the obligations of the Company and the Selling Stockholders under this Agreement and the obligations of Purchaser under this Agreement shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Subject to the remainder of this Section 14.10(b), each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the party seeking such remedy has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Notwithstanding the foregoing or anything else to the contrary contained herein, the parties hereby further acknowledge and agree that prior to the Closing, the Selling Stockholders and the Company shall only be entitled to seek specific performance (i) to enforce specifically the terms and provisions, and to prevent or cure breaches, of Section 10.12 by Purchaser and (ii) to cause Purchaser to enforce the terms of the Equity Commitment Letters and to cause Purchaser to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Article II, on the terms and subject to the conditions in this Agreement, if, but only if, (A) all conditions in Article XI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to those conditions being capable of being satisfied at the Closing) have been satisfied, (B) Purchaser fails to complete the Closing by the date the Closing is required to have occurred pursuant to Article II, (C) the Debt Financing or the Substitute Financing has been funded in accordance with the terms thereof or the Financing Sources have confirmed in writing that the Debt Financing will be funded at the Closing if the Equity Financing is funded at the Closing and (D) the Selling Stockholders and the Company have irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Selling Stockholders and the Company would take all actions required of them to cause the Closing to occur. In the event that the Closing does not occur, under no circumstances shall the aggregate amount of any monetary damages recovered by the Company, the Selling Stockholders or their Affiliates hereunder, in lieu of specific performance or otherwise, together with any portion of the Purchaser Termination Fee paid to the Company by Purchaser pursuant to Section 13.2(b) exceed in the aggregate the amount of the Purchaser Termination Fee. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) In no event shall any party be liable to any other party for any special, punitive or exemplary damages arising in connection with or with respect to the transactions contemplated by this Agreement.

14.11 Disclosure Schedule. The Disclosure Schedule excludes disclosures of matters that are related solely to the transactions described in Article VII. Nothing in the Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in this Agreement or to create any covenant unless clearly specified to the contrary herein. Any disclosure in one section of the Disclosure Schedule will be deemed to be disclosed in each other applicable section of the Disclosure Schedule and under this Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable thereto; provided that, no matter shall be deemed disclosed against Section 3.10(iv) hereof unless expressly set forth in Section 3.10(iv) of the Disclosure Schedule. Inclusion of any item in the Disclosure Schedule (a) does not represent a determination that such item is material nor shall it be deemed to establish a standard of materiality, (b) does not represent a determination that such item did not arise in the ordinary course of business, (c) does not represent a determination that the transactions contemplated by this Agreement require the consent of third parties and (d) will not constitute, or be deemed to be, an admission to any third party concerning such item.

14.12 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

14.13 Amendment. This Agreement may not be amended or modified except by the written agreement of all the parties hereto.

14.14 Waiver. Except as otherwise provided in this Agreement, the failure by any Person to comply with any obligation, covenant or condition under this Agreement may be waived by the Person entitled to the benefit thereof only by a written instrument signed by the Person granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent other failure. The failure of any Person to enforce at any time any of the provisions of this Agreement will in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any Person thereafter to enforce each and every such provision. No waiver of any breach of such provisions will be held to be a waiver of any other or subsequent breach.

14.15 Certain Consents and Waivers. If the Selling Stockholders so desire, and without the need for any consent or waiver by Purchaser, the Company or any Subsidiary of the Company, Jones Day is permitted to represent the Selling Stockholders after the Closing in connection with any matter related to the transactions contemplated by this Agreement or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Jones Day is permitted to represent the Selling Stockholders and any of their agents and affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (“dispute” includes litigation, arbitration or other adversary proceeding) with Purchaser or any of their respective agents or affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter. Furthermore, Jones Day is permitted to withdraw from any representation of the Company or any Subsidiary thereof in order to be able to continue so representing the Selling Stockholders, subject to its obligations under applicable Laws and rules of professional conduct to assist in a transition of new counsel for the Company or any Subsidiary thereof.

14.16 WAIVER OF TRIAL BY JURY. EACH OF PURCHASER, THE COMPANY AND THE SELLING STOCKHOLDERS HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT (INCLUDING ANY SUCH ACTION INVOLVING THE FINANCING SOURCES UNDER THE DEBT COMMITMENT LETTERS) OR THE ACTIONS OF PURCHASER, THE COMPANY AND THE SELLING STOCKHOLDERS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. In any action brought by a party hereto to enforce the obligations of any other party or parties hereunder, the prevailing party shall be entitled to collect from the other parties to such action such party’s reasonable attorneys’ and accountants’ fees, court costs and other expenses incidental to such litigation.

14.17 Non-Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto, and no Purchaser Related Party (other than the Guarantors to the extent set forth in the Limited Guarantees, the Investors to the extent set forth in the Equity Commitment Letters and Kohlberg Kravis Roberts & Co. L.P. in respect of the Confidentiality Agreement) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of the Selling Stockholders or the Company against Purchaser hereunder, in no event shall the Selling Stockholders or the Company, or any of their respective Affiliates, and the Selling Stockholders and the Company agree not to and to cause their respective Affiliates not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Purchaser Related Party (other than payment of the Purchaser Termination Fee from the Guarantors to the extent set forth in the Limited Guarantees); provided that, nothing set forth in this Section 14.17 shall limit the rights of the Selling Stockholders or the Company pursuant to the Equity Commitment Letters, the Limited Guarantees or the Confidentiality Agreement against the parties thereto, solely to the extent of such rights set forth in such documents.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers as of the date first set forth above.

PURCHASER:

TULIP ACQUISITION CORPORATION

By:	/s/ Jonathan Smidt
Jonathan Smidt
President

COMPANY:

SAMSON INVESTMENT COMPANY

By:	/s/ C. Philip Tholen
C. Philip Tholen
Executive Vice President

SELLING STOCKHOLDERS:

SFT (DELAWARE) MANAGEMENT, LLC

By:	/s/ Stacy Helen Schusterman
Stacy Helen Schusterman
Manager

By:	/s/ C. Philip Tholen
C. Philip Tholen
Manager

By:	/s/ Drew Phillips
Drew Phillips
Manager

ST 2008 (DELAWARE) MANAGEMENT, LLC

By:	/s/ Stacy Helen Schusterman
Stacy Helen Schusterman
Manager

By:	/s/ C. Philip Tholen
C. Philip Tholen
Manager

By:	/s/ Drew Phillips
Drew Phillips
Manager

CHARLES AND LYNN SCHUSTERMAN FAMILY FOUNDATION

By:	/s/ Sanford Cardin
Sanford Cardin
President

ANNEX A

Share Ownership

SFT (Delaware) Management, LLC	78,332,505
ST 2008 (Delaware) Management, LLC	56,271,072
Charles and Lynn Schusterman Family Foundation	71,719,626

Total	206,323,203

ANNEX B

Gulf Coast/Offshore Purchase Adjustments